United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 1-A

Regulation A Offering Statement
Under the Securities Act of 1933

HOME VALLEY BANCORP
(Exact name of issuer as specified in its charter)

OREGON
(State of incorporation)

Robert J. Ward, Chief Executive Officer
110 SW 4th Street
Grants Pass, Oregon 97528
Telephone: (541) 955-7082
Facsimile: (541) 955-7185

With a copy to:
Bennett H. Goldstein, Esq..
2548 SW St. Helens Ct.
Portland, Oregon 97201
Telephone: (503) 294-0940
Facsimile: (503) 294-7918

(Name, address and telephone number of issuer's principal executive offices)

Robert J. Ward, CEO, 110 SW 4th Street, Grants Pass, Oregon 97528
Telephone: (541) 955-7082; Facsimile: (541) 955-7185

(Name, address and telephone number of agent for service)

6712
(Primary Standard Industrial Classification Number)

93-1259731
(I.R.S. Employer Identification Number)

ITEM 1. Significant Parties

A. The names and business and residential addresses of the Issuer's directors are:

1. Ronald E. Brood, business address: none (retired); residence address: 770 Eight Dollar Road, Kerby, Oregon 97531

2. Robert W. Brownell, business address: 308 SW 6th Street, Grants Pass, Oregon 97526; residence address: 911 SW River Oaks Place, Grants Pass, Oregon 97526

3. Denver E. Huff, business address: none (retired); residence address: 1227 SW Oak St., Grants Pass, Oregon 97526

4. Jerry F. Miller, business address: 595 NE E. St., Grants Pass, Oregon 97526; residence address: 144 Kenrose, Cave Junction, Oregon 97523.

5. Dean G. Saxon, business address: 411 NE F St., Grants Pass, Oregon 97526; residence address: 147 Rio Vista Dr., Grants Pass, Oregon 97527

6. Richard J. Ward, business address: 1314 Foster Way, Grants Pass, Oregon 97526; residence address: 956 NE Beacon Dr., Grants Pass, Oregon 97526

7. Robert J. Ward, business address: 110 SW 4th Street, Grants Pass, Oregon 97528; residence address: 921 Tokay Heights, Grants Pass, Oregon 97526

B. The names and business and residential addresses of the Issuer's executive officers are:

Robert J. Ward, President and Chief Executive Officer, business address: 110 SW 4th Street, Grants Pass, Oregon 97528; residence address: 921 Tokay Heights, Grants Pass, Oregon 97526

Lauri A. Wilson, Vice President and Loan Administrator, business address: 110 SW 4th Street, Grants Pass, Oregon 97528; residence address: 287 West St., Merlin, Oregon 97532

Note: Issuer does not have a formal position of Chief Financial Officer. Robert J. Ward, Issuer's President and Chief Executive Officer, acts in that capacity.

C. The names and business and residential addresses of the Issuer's general partners: Not applicable.

D. The names and business and residential addresses of the 5% record owners of Issuer's shares:

Jerry F. Miller, business address: 595 NE E. St., Grants Pass, Oregon 97526; residence address: 144 Kenrose, Cave Junction, Oregon 97523

Meyer Loving Trust, a family trust, Ora Mae Meyer, Trustee, residence address: 580 West River Street, Cave Junction, Oregon 97523 (No business address.)

E. The names and business and residential addresses of the 5% beneficial owners of Issuer's shares:

Jerry F. Miller, business address: 595 NE E. St., Grants Pass, Oregon 97526; residence address: 144 Kenrose, Cave Junction, Oregon 97523

Meyer Loving Trust, a family trust, Ora Mae Meyer, Trustee, residence address: 580 West River Street, Cave Junction, Oregon 97523 (No business address.)

F. The names and business and residential addresses of the Issuer's promoters are: Not applicable.

G. The names and business and residential addresses of the Issuer's affiliates are:

Issuer's wholly-owned bank subsidiary, Home Valley Bank, 110 SW 4th Street, Grants Pass, Oregon 97528.

Issuer is also the parent corporation of Valley Mortgage Funding Corporation, an Oregon corporation, 110 SW 4th Street, Grants Pass, Oregon 97528. This corporation has no operations or business at present.

H. The names and business and residential addresses of the Issuer's counsel is:

Bennett H. Goldstein, business address and residence address, 2548 SW St. Helens Ct., Portland, Oregon 97201.

I. - M. The names and business and residential addresses of the Underwriters and their directors, officers, general partners and counsel: Not applicable.

ITEM 2 Application of Rule 262

A. None of the persons identified in Item 1 are subject to any disqualification provisions as set forth in Rule 262.

B. Not applicable.

ITEM 3 Affiliate Sales.

No part of the proposed offering involves the resale of securities by affiliates of the Issuer.

ITEM 4 Jurisdictions in Which Securities are to Be Offered.

A. No securities will initially be offered in any jurisdiction by underwriters, dealers or salespersons. However, Issuer may at a later time engage a securities firm to assist with the placement of unsold securities, if any.

B. The securities will be offered in one or more of Oregon, California, Idaho, Washington, Arizona, Nevada and Tennessee.

ITEM 5 Unregistered Securities Issued or Sold Within One Year.

A. None.

B. None.

ITEM 6 Other Present or Proposed Offerings.

Neither Issuer nor any affiliate is currently offering or contemplating the offering of any securities other than as described in this Form 1-A.

ITEM 7 Marketing Arrangements.

A. Not applicable.

B. Not applicable.

ITEM 8 Relationship with Issuer of Experts Named in Offering Statement.

A. Not applicable.

ITEM 9 Use of a Solicitation of Interest Document.

A. No written document or broadcast script authorized by Rule 254 has been used prior to this filing.

PART III - EXHIBITS

INDEX TO EXHIBITS

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grants Pass, State of Oregon, on July 19, 2002.

Issuer: HOME VALLEY BANCORP

____
Robert J. Ward, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates shown below.

	DATE
Robert J. Ward, President, Chief Executive Officer and Director	7/16, 2002
Ronald E. Brood, Director	2-16, 2002
Robert W. Brownell, Director	______, 2002
Denver E. Huff, Director	7-16, 2002
Jerry F. Miller, Director	7-16, 2002
Dean G. Saxon, Director	______, 2002
Richard J. Ward, Director	7/16, 2002

OFFERING CIRCULAR

HOME VALLEY BANCORP

110 Southwest Fourth Street
P. O. Box 817
Grants Pass, Oregon 97528
Telephone number: (541) 955-7082

160,000 Shares of Common Stock

$9.00 Per Share

Home Valley Bancorp is offering 160,000 shares of its common stock, at an offering price of $9.00 per share, to existing shareholders and to new shareholders. The offering price has been determined solely by the Board of Directors, and should not be viewed as an indication of the price at which an investor or shareholder could sell the shares. The shares are offered exclusively through subscriptions, which Bancorp may accept or reject in its discretion. The offering has not been underwritten by an investment bank or other institution. The costs of the offering will be paid by Bancorp. All net proceeds will be used to increase capital and for general corporate and business purposes, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets. The minimum investment amount is $1,800.00 (200 shares) for present shareholders, and $9,000.00 (1,000 shares) for new shareholders. Bancorp may terminate the offering at any time, whether or not all shares are sold. Although we expect to terminate the offering by October 31, 2002, we may also extend the offering beyond that date in our sole discretion. The offering will terminate when all 160,000 shares offered are sold.

The securities offered by this document are not savings accounts, deposit accounts or other obligations of a bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. Investing in and owning these securities involves substantial investment risk, including the possible loss of principal. See the "Risk Factors" section of this Offering Circular for information that should be considered by potential investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

These securities have not been approved or disapproved by the Federal Deposit Insurance Corporation or any state securities agency, nor has the Federal Deposit Insurance Corporation or any state securities agency and passed upon the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

	Offering Price	Underwriting Commissions(1)	Expenses of Offering(1)	Net Proceeds to Bancorp(1)
Per Share	$9.00	$.00	$0.66	$8.34
Total (160,000 maximum)	$1,440,000	$.00	$95,000	$1,345,000

(1)There is no underwitier for this offering. Officers and directors of Bancorp will sell shares to the public without commissions, but Bancorp may in its discretion retain commission-paid brokers in connection with this offering. Such commissions will not exceed 8%. Expense figures are an estimate only, and assume up to 50% of the offering will be placed through brokers. Actual commission expenses may be higher or lower. All expenses of the offering, including commissions, will be paid by Bancorp. Proceeds to Bancorp are net of estimated expenses. There is no assurance that Bancorp will receive all of the proceeds shown above.

The date of this Offering Circular is August 20, 2002.

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the detailed information contained in this Offering Circular. The summary does not purport to be complete, and should be read in conjunction with the Offering Circular as a whole.

Home Valley Bancorp

This is an offering of shares of common stock in Home Valley Bancorp, an Oregon bank holding company. Bancorp's banking subsidiary, Home Valley Bank, was chartered as a commercial bank in the State of Oregon in 1979, and began operations from a single office in Cave Junction. The Bank opened a second branch in Grants Pass in 1994, and acquired land in Grants Pass for a third branch, which opened for business in 1998, the same year in which Bancorp was formed to become the Bank's holding company.

Our business is to offer a full range of banking services to businesses, individuals and professionals in the communities we serve. We embrace the classic community bank philosophy: know your customers, know your community, and provide personal and responsive service. Within this framework, we offer competitive banking products, including deposit services and business, consumer and real estate loans.

The Offering

Number of Shares Offered	160,000
Price per Share	$9.00
Minimum Investment	
Existing Shareholders:	$1,800.00 (200 shares)
New Shareholders:	$9,000.00 (1,000 shares)
Offering Period Ending Date:* (*Subject to extension.)	October 31, 2002
Outstanding Common Stock After Offering:* (*Assuming all shares sold. Based on 611,845 shares issued and outstanding as of June 30, 2002.)	771,845

Use of Proceeds: All net proceeds will be used to increase capital and for general corporate and business purposes, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets.

RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS DOCUMENT, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO INVEST IN OUR COMMON STOCK.

CERTAIN STATEMENTS IN THIS DOCUMENT ARE FORWARD-LOOKING AND ARE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS OR PHRASES SUCH AS "INTENDED," "WILL BE POSITIONED," "EXPECTS," IS OR ARE "EXPECTED," "ANTICIPATES," AND "ANTICIPATED" AND OTHER WORDS AND PHRASES OF SIMILAR MEANING. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON OUR CURRENT EXPECTATIONS. TO THE EXTENT ANY OF THE INFORMATION CONTAINED IN THIS DOCUMENT CONSTITUTES A FORWARD-LOOKING STATEMENT, THE RISK FACTORS SET FORTH BELOW ARE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENT.

POTENTIALLY ADVERSE IMPACT OF INTEREST RATES. Our ability to earn a profit, like that of most financial institutions, depends on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as mortgage loans and investments, and the interest expense we pay on our interest-bearing liabilities, such as deposits. Our profitability depends on our ability to manage our assets and liabilities during periods of changing market interest rates. A sustained decrease in market interest rates could adversely affect our earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates. Under those circumstances, we would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on the prepaid loans or investment securities. In addition, our commercial real estate and commercial loans, which carry interest rates that adjust in accordance with changes in the prime rate, will adjust to lower rates.

CREDIT RISK. Making loans is a key part of our business. This requires us to take "credit risk," which is the risk of losing principal and interest because borrowers fail to repay our loans. We try to limit this risk by taking collateral to secure repayment in most cases, and by screening potential borrowers. However, at any time there could be a downturn in the economy or the real estate market, or an increase in interest rates. These events could decrease collateral values, and could make it harder for borrowers to repay.

NO ASSURANCE OF MEETING GROWTH GOAL. Our strategic plan calls for meeting a growth goal of $100 million in assets by year-end 2005. There can be no assurance that this goal will be met. The risk factors described in this section, and general economic conditions locally, regionally and nationally, may impede our ability to meet this goal.

OFFERING PRICE NOT INDICATIVE OF FUTURE PRICE OF COMMON STOCK. We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price in the offering. The offering price was determined solely by Bancorp's directors, based on estimates and projections of a number of matters, all of which are subject to change from time to time. There can be no assurance that the offering price indicates the actual market value of the common stock.

RISK OF LOSING PRINCIPAL. The shares of common stock offered by this document are not savings accounts or deposits, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. Owning our stock involves investment risk, including the possible loss of principal.

BANCORP HAS NEVER PAID CASH DIVIDENDS; REGULATORY RESTRICTION. Bancorp has never paid cash dividends to its shareholders. Also, prior to its becoming the wholly-owned subsidiary of Bancorp, Home Valley Bank paid no cash dividends after 1994. We have no plans to pay cash dividends in the foreseeable future, and can give no assurance that future earnings or other conditions will permit the payment of cash dividends. In addition, we are presently subject to a regulatory restriction on dividends which we expect will preclude cash dividends to shareholders until 2003.

NO PUBLIC MARKET FOR SHARES. The market for our shares is limited. Beginning in July, 2002, our common stock began trading on the Over-the-Counter Bulletin Board of the NASDAQ Stock Market under the symbol "HVYB." Prior to the listing the stock was not actively traded, and we do not expect the listing to increase trading activity. The shares are not and will not be traded on any public exchange, and there is no assurance that an active public market will develop or be maintained for the shares. The market price for the shares could be subject to significant fluctuations in response to variations in our operating results, changing conditions in the banking industry and other factors. In addition, the price of the shares may fluctuate substantially due to the effect of supply and demand in a limited market.

QUALIFICATIONS TO FINANCIAL STATEMENTS. Attached to this Offering Circular are Bancorp's audited financial statements for the years 2000 and 2001, plus unaudited financial statements for the first quarter of 2002. Bancorp's accountant has expressly limited and qualified his review and presentation of the unaudited statements. Further, no assurance can be given that Bancorp's growth in its deposits and assets as set forth in its financial statements is sustainable.

DEPENDENCE ON LOCAL ECONOMY. Our performance is materially dependent on and sensitive to the economy of our market area, consisting of the Rogue River Valley in Josephine and Jackson Counties of Southern Oregon. Adverse economic developments may affect loan demand and the collectibility of existing loans, and have a negative effect on our earnings and financial condition. The economy of the Rogue River Valley depends primarily on retail trade, tourism, government services, agriculture, forest products and other manufacturing industries. In the recent past, our market area experienced high unemployment as a result of a reduction in forest products manufacturing jobs. Subsequent developments have reduced the dependence of the local economy on forest products manufacturing, and increased the number of non-manufacturing jobs. There can be no assurance that future economic changes will not have a significant adverse effect on our business.

FEDERAL RESERVE POLICIES. Our earnings and growth are affected by the fiscal and monetary policies of the federal government, particularly the Federal Reserve, which implements national monetary policy to curb inflation and combat recession through its open market operations in U.S. government securities, its control of the discount rate applicable to borrowings from the Federal Reserve, and its establishment of reserve requirements against certain deposits. The Federal Reserve also influences the growth of bank loans, investments and deposits, and affects interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Bancorp cannot be predicted with certainty.

STOCK MARKET VOLATILITY. Stock market volatility, and other factors, including certain Risk Factors discussed in this document, means we cannot assure you that the trading price of our common stock will be at or above the offering price. Stocks of financial institutions are subject to substantial market price volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. The price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, investor perceptions and general industry and economic conditions.

COMPETITION. Competition in the banking and financial services industry is intense. Our profitability depends upon our continued ability to successfully compete. In our market area, we compete with national and regional commercial banks, other community banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. Many of these competitors have substantially greater resources and lending limits than we do, and may offer certain services that we do not or cannot provide. Also, many non-bank competitors, including credit unions and mutual funds, are not subject to the same regulatory burdens as banks.

MAINTENANCE OF ADEQUATE CAPITAL. Federal bank guidelines require bank holding companies to maintain adequate levels of capital. If capital falls below minimum guideline levels, a holding company may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities. The guidelines effectively preclude bank holding companies from growing if doing so would diminish capital ratios. At December 31, 2001 Bancorp's Tier 1 Risk-Based Capital was 9.29% (regulatory minimum 6%), and its Total Risk-Based Capital was 10.02% (regulatory minimum 10%). If Bancorp does not maintain its ratios at or above regulatory minimums, it may be required to raise more capital or to take other actions to maintain them.

GOVERNMENT REGULATIONS. We are subject to extensive and detailed regulations under federal and state laws. These laws and regulations are intended to protect our depositors, not the owners of our common stock. Our regulators include the Federal Deposit Insurance Corporation, which insures bank deposits, the Director of the Oregon Department of Consumer and Business Services, and the Board of Governors of the Federal Reserve System. Federal and state regulations place banks at a competitive disadvantage compared to less regulated competitors, such as finance companies, credit unions, mortgage banking companies and leasing companies. Although we have been able to compete effectively in our market area in the past, there can be no assurance that it will be able to continue to do so. Further, future changes in federal and state banking regulations could adversely affect our operating results and ability to continue to compete effectively.

RISK TO STOCK VALUE FROM OUR ABILITY TO IMPEDE POTENTIAL TAKEOVERS. Provisions in our corporate documents and in Oregon corporate law, as well as certain federal regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. Potential investors sometimes view such provisions with disfavor. As a result, you may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions include staggered terms for directors, which make it difficult to replace the entire board, a three-fourths shareholder approval requirement for merger or acquisition proposals that the Bancorp Board does not support, and a requirement that shareholders provide notice prior to bringing business before an annual shareholder meeting. In addition, a three-fourths shareholder vote is required to change these provisions. We can also issue shares of preferred stock and determine the rights, including voting rights, of such shares without shareholder approval, although we have no present plans to do so.

POTENTIAL INABILITY TO MAKE TECHNOLOGICAL ADVANCES. Our industry is experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will thus depend in part on our ability to address our customers' needs by using technology. We cannot assure you that we will be able to effectively develop new technology-driven products and services or be successful in marketing these products to our customers. Many of our competitors have far greater resources than we have to invest in technology. Our operations are also dependent on computers and computer systems, whether we maintain them internally or they are maintained by a third party.

DESCRIPTION OF THE OFFERING

Shares Offered and Offering Price

This is an offering of 160,000 shares of Bancorp's common stock, at an offering price of $9.00 per share, to our existing shareholders and to new shareholders. The offering price has been determined solely by the Board of Directors, and should not be considered an indication of the market value of the shares.

Existing and New Shareholders

Existing Shareholders. If you were a shareholder of Bancorp as of January 1, 2002, you may subscribe for shares on an exclusive basis through 5:00 p.m. on September 20, 2002. You may also subscribe after September 20 for as long as the offering remains open. The minimum investment amount for existing shareholders is 200 shares, an investment amount of $1,800.

New Shareholders. If you are not presently a shareholder of Bancorp, you may subscribe for shares after September 20. The minimum investment amount for new shareholders is 1,000 shares, an investment amount of $9,000.

Timing of Offering

Bancorp may terminate the offering at any time, whether or not all 160,000 shares are sold. Although we expect to terminate the offering by October 31, 2002, we may also extend the offering beyond that date in our sole discretion. The offering will terminate when all 160,000 shares offered are sold. There is no minimum amount we must sell before closing the offering.

Plan of Distribution Through Officers and Directors

The shares are offered exclusively through subscriptions, and the offering has not been underwritten by any investment bank or other institution. Directors and officers of Bancorp are authorized to accept subscriptions. No commissions or compensation will be paid to directors or officers for their solicitation efforts, although we may reimburse directors and officers for reasonable expenses. All costs of the offering will be paid by Bancorp.

If you wish to subscribe to the offering, you must complete and submit a signed subscription agreement on the form prepared by Bancorp. Send or deliver the subscription agreement to Bancorp at PO Box 817, Grants Pass, Oregon 97528.

Commission Sales

No brokers, dealers or salespersons have been employed in connection with the initial distribution of the shares, although we may in our discretion retain one or more securities firms at a later time to place unsold securities, if any, on a commission basis. Such commissions will not exceed 8%. We estimate up to 50% of the offering may be placed through brokers, but the actual amount so placed, and therefore actual commission expenses, may be higher or lower. All commission expenses of the offering will be paid by Bancorp.

Acceptance of Subscriptions and Use of Funds

You may submit a subscription agreement at any time until the termination of the offering. When you submit a subscription agreement, you will have made an offer to purchase the number of shares indicated in the agreement. After the agreement is received by Bancorp, we will send you either a notice of acceptance or a notice of rejection. No offer is binding on Bancorp until we accept it. Bancorp reserves the right to reject any subscription agreement, in whole or in part, in our sole discretion. For example, we may reject a subscription in order to limit the number of new investors, or because the potential investor may not be qualified to purchase under applicable law.

Funds received by Bancorp with a subscription agreement will not be held in escrow, and no interest will be paid to potential subscribers for such funds. The funds will be held in a separate account at Bancorp pending acceptance or rejection of the subscription. Once a subscription is accepted, the funds for that subscription will be made available for Bancorp's use.

If we accept your subscription, we will send you confirmation in writing, together with a certificate for the number of shares purchased. If we reject your subscription, in whole or in part, we will issue you a check for the portion of the subscription which we reject, and send the check to you by regular mail within a reasonable time after we make the decision to reject. Stock certificates will be issued to subscribers within a reasonable time after the close of the offering.

A subscription agreement is irrevocable once we receive it. We may release, compromise or settle any subscription, or any claim or action arising out of such subscription, on such terms and conditions as our Board of Directors may determine.

Payment for Shares; Retirement Accounts

Except as described in the next paragraph, your subscription agreement must be accompanied by payment in full for the shares which you are offering to purchase. Payment may be made by check, money order, or by withdrawal from a deposit account maintained at Home Valley Bank.

You may purchase shares through an Individual Retirement Account, a pension or profit sharing plan, or a similar trust, custodial or retirement account, in which case payment need not be made at the time you submit the subscription agreement. However, before we can accept such a subscription, you must contact us to submit and complete the appropriate documentation to permit the transfer of funds for payment for the shares.

State and Foreign Securities Laws

While the stock offering and sale is being made under an exemption from registration requirements under the federal Securities Act of 1933, and while the offering has been registered under Oregon's securities laws, the offering and sale may not be exempt or registered under certain other States, or under foreign securities laws. We therefore reserve the right to reject subscriptions from persons in States other than Oregon, or from foreign countries, where the offering and sale of the stock is not authorized.

USE OF PROCEEDS

The maximum net proceeds to Bancorp from the sale of the common stock in this Offering is estimated to be $1,345,000, after deduction of expenses, which we anticipate to be approximately $95,000. There is no minimum amount we must sell, and there is no assurance that all shares will be sold. The purpose of the offering is to raise additional capital to continue Bancorp's growth. Without this capital, we would have to limit our growth based on Bancorp's retained earnings. All net proceeds will be used to increase capital and for general corporate and business purposes, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets. We have no agreements or understandings, and are not presently engaged in discussions, relating to any possible acquisitions or mergers. However, we will consider various growth strategies and opportunities as they arise, including growth through new branches, mergers and acquisitions.

DILUTION

Existing shareholders of Bancorp who do not purchase shares in the offering will see a reduction in the proportional interest in their ownership in Bancorp. Even shareholders who purchase shares may experience some such reduction, depending on the extent of the shareholder's participation, and on how many shares are sold in the offering. For example, if you owned 0.5% of Bancorp's shares (roughly 3,175 shares) prior to the offering, if you do not purchase any new shares, and if all 160,000 shares are sold, your proportional ownership after the offering would be 0.4%. If you desired to maintain your proportional ownership, you would need to purchase approximately 800 new shares.

Bancorp's net book value as of December 31, 2001 was $5,086,000, or $8.00 per share. Net book value per share is determined by dividing Bancorp's net book value by the number of its issued and outstanding shares. On a pro forma basis, assuming Bancorp had sold the entire offering of 160,000 shares at $9.00 per share as of December 31, 2001, net book value would be increased to $6,526,000, or $8.20 per share, resulting in a dilution to new shareholders of $.80 per share. The following table illustrates the dilution effect for new shareholders if the offering had been sold in full as of December 31, 2001:

Offering Price Per Share		$9.00
Net Book Value Per Share (Pre-Offering)	$8.00	
Increase in Net Book Value Per Share Attributable to New Shareholders	$0.20	
Pro Forma Net Book Value Per Share (Post-Offering)*		$8.20
Dilution Per Share to Purchasers in the Offering**		$.80

*Before deduction of approximately $95,000 in estimated expenses.
**Determined by subtracting net book value per share after the offering from the offering price per share.

CAPITALIZATION

The following table sets forth the pro forma capitalization of Bancorp as of December 31, 2001, the date of Bancorp's most recent audited balance sheet, assuming that all 160,000 shares of common stock are sold in the offering, and assuming net proceeds, after deduction of expenses of $95,000, of $1,345,000.

	Historical (12/31/01)	Pro Forma
Common Stock, No Par Value		
1,520,000 authorized shares		
612,282 issued and outstanding (pre-Offering)	$ 771,000	
772,282 issued and outstanding (post-Offering)		$2,116,000
Surplus	2,180,000	2,181,000
Retained Earnings	1,800,000	1,800,000
Accumulated Other Income	(34,000)	(34,000)
Total Shareholders' Equity	$4,717,000	$6,063,000
Capital Ratios:		
Tier 1 Risk-Based Capital (Regulatory minimum: 6.00%)*	9.29%	11.37%
Total Risk-Based Capital (Regulatory minimum: 10.00%)*	10.02%	12.06%
Tier One Leverage Ratio (Regulatory minimum: 5.00%)*	7.06%	9.11%

*To be considered well-capitalized.

MARKET FOR COMMON STOCK

There is no public market for Bancorp's stock, and we do not foresee such a market developing in the near future. The listing of our shares on the NASDAQ Bulletin Board only occurred in July 2002. Prior to that time, we maintained lists of persons expressing an interest in buying or selling the stock, and when possible introduced prospective buyers and sellers, but did not serve as market makers or brokers of or for the stock. Trading was infrequent, and probably will remain so for the foreseeable future. Moreover, the price of our shares could be subject to significant fluctuations in response to variations in our operating results, general conditions in the banking industry and other factors. Also, the price of the shares may fluctuate substantially due to the effect of supply and demand in a limited market. Investors in this Offering cannot be assured of being able to resell their shares above the offering price, and should be prepared to hold the shares for an indefinite period.

PRICE INFORMATION FOR COMMON STOCK

We have kept informal records of prices paid and received for our stock at various times. This historical information is based solely on prices and information reported to us by those persons whose transactions have come to our attention. Such historical price information does not represent all transactions in the stock, and Bancorp does not warrant the accuracy or completeness of reported prices. Transaction prices for the stock are established solely by willing buyers and willing sellers who enter into voluntary transactions for the purchase or sale of the stock. Such prices are not predictive of future prices. The most recent transaction of which we are aware was at a price of $7.00 per share.

DIVIDEND POLICY AND RESTRICTION

Since its formation in 1998 as the holding company of Home Valley Bank, Bancorp has never paid cash dividends to its shareholders. Home Valley Bank has paid no dividends to its shareholders since 1994. Bancorp has no plans to pay cash dividends in the foreseeable future, and can give no assurance that future earnings or other conditions will permit the payment of cash dividends. In addition, Bancorp is presently subject to a regulatory restriction on cash dividends which we expect will preclude payment of cash dividends to shareholders until 2003. This restriction is in place under a memorandum of understanding to maintain required minimum levels of capital. We intend to continue retaining earnings in order to permit growth, even after the regulatory restriction is removed. Any future cash dividends will depend on our profitability, our capital needs, and regulatory limitations. While we have declared stock dividends from time to time, we have no plans to issue stock dividends in the foreseeable future, or on a regular basis.

DESCRIPTION OF STATUS OF REVIEW REPORT INCORPORATED THROUGH REFERENCE IN OFFERING CIRCULAR

The consolidated balance sheet as of December 31, 2002 and 2001, and the consolidated statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 2002 and 2001, incorporated by reference in this Offering Circular, have been included herein in reliance on the report of David O. Christensen, independent public accountant, given on the authority of that firm.

With respect to the unaudited interim financial information for the period ended March 31, 2002, incorporated by reference in this Offering Circular, the independent public accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedure applied.

Accordingly, the degree of reliance on the accountant's report on such information should be restricted in light of the limited nature of the review procedure applied. The accountant is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for his report on the interim financial information, because the report is not a "report" or a "part" of the Offering Circular statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

2001 AND 2000 YEAR END SUMMARY FINANCIAL INFORMATION

The following is a summary only, and should be read in conjunction with Bancorp's audited, consolidated financial statements, including footnotes, for the years 2001 and 2000 appearing elsewhere in this Offering Circular. All dollar amounts are in thousands except for per share data.

	YEAR END	
	December 31, 2001	December 31, 2000
Summary Income Information		
Interest Income	$ 4,612	$ 3,989
Interest Expense	(1,816)	(1,608)
Net Interest Income	2,796	2,381
Provision for Loan Losses	(105)	(35)
Net Interest Income After Loan Loss Provision	2,691	2,346
Other Operating Income	657	520
Other Operating Expense	(2,336)	(2,143)
Income Before Taxes	982	723
Provision for Income Taxes	(343)	(220)
Net Income	**$ 639**	**$ 503**
Basic Earnings Per Common Share	$1.04	$.82
Return on Average Assets	1.07%	.99%
Return on Average Equity	14.48%	13.24%
Net Interest Margin	5.17%	5.05%
Efficiency Ratio	62.18%	67.00%

	December 31, 2001	December 31, 2000
Summary Balance Sheet Information		
Total Assets	$68,546	$53,332
Liabilities		
Total Deposits	63,701	47,928
Other Liabilities	128	1,185
Total Liabilities	63,829	49,113
Shareholders' Equity	4,717	4,219
Total Liabilities and Shareholders' Equity	$68,546	$53,332

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Bancorp's audited financial statements for the 2000 and 2001 fiscal years, and Bancorp's unaudited financial information for the first quarter of 2002, which are included elsewhere in this Offering Circular.

Goal Description

Our goal is to grow earning assets while maintaining a high return on equity and keeping asset quality high. We endeavor to emphasize personal, quality banking products and services for our customers, hire and retain competent management and administrative personnel, and respond quickly to customer demand and growth opportunities. We also intend to increase market penetration in our existing markets, and to expand into new markets through the introduction of new or existing financial services products.

Results of Operations and Financial Condition

For the year ended December 31, 2001, net income was $639,000, representing an increase of 27% from net income of $503,000 earned during the year ended December 31, 2000. Diluted earnings per share were $1.03 and $0.80 for the years ended December 31, 2001 and 2000, respectively. Return on average assets was 1.07% for the year ended December 31, 2001, compared with .99% for the year ended December 31, 2000. Return on average equity was 14.48% for the year ended December 31, 2001, compared with 13.24% for the year ended December 31, 2000.

The increase in earnings for the year ended December 31, 2001, versus the comparable period in 2000, can be attributed primarily to growth in core deposits, which is a low cost source of loan funding, coupled with a conservative loan portfolio. Despite the weakened economy and a large change in interest rates, our interest rate risk position remained largely unchanged throughout the year. This resulted in continued consistent margins on a growing asset base.

Our assets grew from $53 million as of year-end 2000 to $68 million as of year-end 2001, a 28% increase. Most of the growth was the result of our continued effort to build core deposits through checking accounts. These accounts provide for two significant values: one, they are a consistent long term low cost funding source and two, they are, we believe, the best way to obtain other sources of business from our customers. Typically customers view the institution holding their checking account as their first source for additional services.

Shareholders' Equity

Shareholders' equity increased $498,000 during 2001. Shareholders' equity at December 31, 2001 was $4.7 million compared to $4.2 million at December 31, 2000. This increase reflects $651,000 contributed by Home Valley Bank, less $12,000 in net Bancorp expenses. The remaining material difference of $121,000 was used to repurchase Bancorp shares.

Liquidity

We maintain a relatively liquid position so we may respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. We maintain liquidity through customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Our liquid asset balances include cash, amounts due from other banks, federal funds sold, trading securities, and securities available-for-sale and securities held-to-maturity with maturities in the next three months. At December 31, 2001, these liquid assets were $13 million or 19% of total assets as compared to $8.8 million or 17% of total assets at December 31, 2000. Another source of liquidity is the ability to borrow from the Federal Home Loan Bank and other correspondent banks.

The analysis of liquidity also includes a review of the changes that appear in the statements of cash flows for the year ended December 31, 2001. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income of $639,000, adjusted for non-cash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities, and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts, and reflect dividends paid to shareholders.

Capital Resources

Federal banking regulators have established minimum requirements for capital adequacy for financial institutions that they oversee. The requirements address both risk-based capital and leveraged capital. These regulators agencies may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. At December 31, 2001 our total risk-based capital ratio was 10.02%, compared to 10.88% at December 31, 2000.

Asset/Liability Management and Interest Rate Sensitivity

Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities. If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, the potential for exposure to interest rate risk exists, causing an interest rate "gap." Rising and falling interest rates can have various effects on net interest income, depending on the interest rate gap, the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawals of deposits, and other factors. Our results of operations depend substantially on net interest income. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. Our interest and pricing strategies are driven by asset-liability management analysis and by local market conditions. We seek to manage our assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage our interest rate risk.

Loan Policies and Portfolio

Our loan policies and procedures establish the guidelines for our lending operations. These guidelines address the types of loans that the Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. The policies are reviewed and approved at least annually by the Board of Directors of the Bank.

Bank officers are charged with loan origination in compliance with underwriting standards overseen by the loan administration function and in conformity with established loan policies. Periodically, the Board of Directors determines the lending authority of the President and other lending officers. This may include authority related to loans, letters of credit, overdrafts, uncollected funds, and such other authority as determined by the Board or the President within the President's delegated authority. Our unsecured legal lending limit was $760,000 at December 31, 2001. However, we seldom make loans approaching our unsecured legal lending limit.

Net outstanding loans, excluding loans held-for-sale, totaled $49.8 million at December 31, 2001, representing an increase of $9.0 million, or 22% compared to $40.8 million as of December 31, 2000. Loan commitments increased slightly to $7.9 million as of December 31, 2001, representing an increase of $1.4 million from year-end 2000.

Our net loan portfolio, excluding loans held for sale, at December 31, 2001, includes loans secured by real estate (64% of total), commercial loans (19% of total), and consumer loans and overdraft accounts (17% of total). These percentages are generally consistent with previous reporting periods. Loans secured by real estate include loans made for purposes other than financing purchases of real property, such as inventory financing and equipment purchases, where real property serves as collateral for the loan.

Interest earned on the loan portfolio is our primary source of income. Net loans represented approximately 75.3% of total assets as of December 31, 2001. We make substantially all of our loans to customers located within our service area. Commercial real estate loans include owner-occupied commercial properties, new construction residential housing, and income-producing properties. The primary risks of such loans include loss of income of the owner or occupier of the property, inability to market residential homes and the inability of the market to sustain rent levels. Other commercial loans include renewable operating lines of credit, short-term notes, and equipment financing. These types of loans are principally exposed to risk due to insufficient business income. Accordingly, we typically do not lend to start-up businesses or others lacking operating history, and require personal guarantees and secondary sources of repayment for such loans. We make long-term residential fixed rate mortgages. Most of these loan originations are sold to the secondary market. Installment loans consist of personal, automobile or home equity loans.

We also offer credit cards to our customers. These are unsecured loans, which carry significantly higher interest rates and credit risk than secured loans. Bancorp, therefore, maintains strict credit guidelines when considering such loan applications. We have no loans defined as highly leveraged transactions by the Federal Reserve Bank, and have no significant agricultural loans.

Loan Losses and Recoveries

We calculate the allowance for loan losses using three risk methods. One method evaluates actual estimated loss in known classified credits. The second method uses a loan grading system, and the third method applies regulatory examination procedures to the portfolio. We believe our present allowance for potential loan losses has been properly calculated and is sufficient for our purposes. There have been no significant loan losses in the last four years.

The specific reserve for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the reserve when we believe that collectibility is unlikely. The reserve is an amount that we believe will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. We also consider such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions. Accrual of interest is discontinued on a loan when we believe, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful.

The adequacy of the reserve for loan losses should be measured in the context of several key ratios: (1) the ratio of the reserve to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and (3) the ratio of net charge-offs (recoveries) to average loans outstanding. For 2000 and 2001, respectively, our ratio of the reserve for loan losses to total loans was .83% and .71%. The amounts provided by these ratios have been sufficient to fund our charge-offs, which have not been historically significant, and to provide for potential losses based upon year-end analyses. For 2000 and 2001, the ratio of nonperforming loans to total loans was .12% and .11%, respectively, and net charge-offs were .12% and .18% of average loans.

BUSINESS

Home Valley Bank was chartered as a commercial bank in the State of Oregon in 1979, and began operations from a single office in Cave Junction. We opened a second branch in Grants Pass in 1994. As our business grew, we acquired land in Grants Pass for a third branch, which opened for business in 1998, the same year in which we formed Bancorp to become the holding company of Home Valley Bank.

Our business is to offer a full range of banking services to businesses, individuals and professionals in the communities we serve. We embrace the classic community bank philosophy: know your customers, know your community, and provide personal and responsive service. Within this framework, we offer competitive banking products, including deposit services and business and real estate loans.

Our Business Strategy

We focus on managing aggressive growth, without losing sight of our community bank traditions. While we work hard to prudently embrace the technological changes affecting our industry, we also maintain our traditional branch feel, through personal service to the customer and flexible decision-making.

Banking is not immune to trends and fads. As our Towne Centre office neared completion in 1998, many in the banking world viewed traditional brick and mortar facilities as behind the times. Three year later, internet banks have fared poorly, grocery store offices have not been engines of growth, and telephone banking has not replaced personal banking service. Local, personal service is what community bank customers want. Since it opened, the Towne Centre office has brought in 75% of our new net growth in deposits.

Our strategic plan calls for meeting a growth target of $100 million in assets by year-end 2005, which if successful would represent an increase of $31.5 million in assets over December 31, 2001, and $27.1 in assets over the quarter ending March 30, 2002. We believe we our well-positioned to meet this ambitious goal, although there is no assurance that it will be achieved.

Bancorp is eligible to become a financial holding company under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, but has no present plans to do so. Bancorp also maintains a separate corporate subsidiary named Valley Mortgage

Funding Corporation. This subsidiary presently has no operations or business, and we have no plans to activate this subsidiary in the immediate future.

Competition

We compete with other commercial banks, and with savings and loan associations, credit unions, mortgage companies, insurance companies, investment banks, securities brokerages and other non-bank financial service providers. Banking in the State of Oregon has been substantially dominated by several very large banking institutions whose headquarters are not in Oregon. These include Wells Fargo Bank, US Bank, Key Bank, Washington Mutual Bank, and Bank of America. Together these large organizations hold a majority of the deposit and loan balances held by banks in the State of Oregon. We strive to offset some of the advantages of these larger competitors through superior relationship building with the customer, better service, quicker response to the customers' needs, and local decision-making. We rely on the fact that many businesses and individuals within small Oregon communities want to see their money stay within the local economy, rather than see it used to fund loans in distant places.

Properties

We have three full-service offices, each of which has an ATM machine, a conference room, drive through banking facilities, and safe deposit boxes. Our Grants Pass Towne Centre office, at 110 Southwest 4th Street in Grants Pass, is our newest building, built in 1998, and also the largest, with 7,000 square feet. This facility also houses the Bank's administrative offices. Our Parkway office, at 598 NE "F" Street in Grants Pass, was built in 1994, and has 4,000 square feet. Our Cave Junction office, at 103 S. Kerby Avenue, was built in 1980. It has 6,000 square feet, 5,000 of which are used for Bank branch operations, and 1,000 of which is leased to an Oregon state agency.

We recently acquired a 27,240 square foot parcel in the south Grants Pass area for a future branch facility. This area of Grants Pass is growing rapidly, is the focus of significant residential development, and is becoming a distinct business and professional district. There is no deadline for construction of this new facility.

Employees

At June 30, 2002 we had 37 full-time equivalent employees and three part-time employees. None of our employees are subject to a collective bargaining agreement, and we consider our relations with our employees to be excellent.

Legal Proceedings

In the normal course of our business, we are a party to various debtor-creditor legal actions. These include cases filed as a plaintiff in collection and foreclosure cases, and the enforcement of creditors' rights in bankruptcy proceedings. We are not presently aware of any pending or threatened claims against Bancorp that would have a material adverse affect on our operations or performance.

Home Valley Bank is a defendant in a pending case arising from a Bank customer's check which was returned for insufficient funds. In the opinion of legal counsel and of management, the likelihood of a material adverse outcome in this case is remote, and management therefore does not view the claim as material to Bancorp's operations or performance.

SUPERVISION AND REGULATION

Our business is subject to a high degree of regulation under state and federal law. Existing and future legislation and regulations may increase our cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operation and taxation of banks and other financial institutions are frequently made in Congress, in the Oregon State Legislature, and before various bank regulatory agencies.

Federal Reserve Bank

Our earnings and growth, and our existing and future business activities, are affected by the fiscal and monetary policies of the Federal Government and its agencies. These include the Federal Reserve Board, which sets monetary policies intended to curb inflation and combat recession by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rates applicable to borrowings by banks from the Federal Reserve Bank.

The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. As banking is a business which depends largely on interest rate differentials (in general, the difference between the interest rates received by the banks on loans extended to their customers and interest paid on customer deposits), the influence of economic conditions and monetary policies on interest rates will directly affect earnings. The nature and impact of any future changes in monetary policies cannot be predicted.

We must obtain Federal Reserve Board approval: (1) before acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such a bank; (2) before merging or consolidating with another bank holding company; and (3) before acquiring substantially all of the assets of any additional banks. The Company is required to file annual and quarterly reports and such other reports as may be required from time to time by the FRB. In addition, the FRB conducts periodic examinations of the Company.

Under FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to, and commit resources to support, each of its subsidiaries. Any capital loans the Company makes to its subsidiary are subordinate to deposits and to certain other indebtedness of the subsidiary. The Crime Control Act of 1990 provides that, in the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment the bank holding company has made to a federal bank regulatory agency to maintain the capital of a subsidiary and this obligation will be entitled to a priority of payment.

Deposit Insurance

Our deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. We are required to pay semi-annual deposit insurance premium assessments to the FDIC. Insurance premiums are generally subject to a risk-based insurance premium system under which banks are assessed insurance premiums based on how much risk they present to the BIF. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The FDIC may also make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources, or for any other purpose the FDIC deems necessary.

Dividends

The principal source of Bancorp's cash revenues is dividends received from Home Valley Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Also, under the Oregon Bank Act, the Oregon Director of Banks may suspend the payment of dividends if it is determined that the payment would cause the bank's remaining stockholders' equity to be inadequate for the safe and sound operation of the bank.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities. The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 10%, of which at least 6% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, qualifying perpetual preferred stock, if any, and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier II capital includes: (i) the allowance for loan losses of up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock which exceeds the amount which may be included in Tier I capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities; and (vi) subordinated debt and intermediate term preferred stock. Total capital is the sum of Tier I and Tier II capital, less reciprocal holdings of other banking organizations, capital instruments, and investments in unconsolidated subsidiaries.

The assets of banks and bank holding companies receive risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of, or obligations guaranteed by, the United States Treasury or agencies of the federal government, which have 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, other standby letters of credit and undrawn commitments, including commercial credit lines with an initial maturity of more than one year, have a 50% conversion factor. Short-term, self-liquidating trade contingencies are converted at 20%, and short-term commitments have a 0% factor.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 5%. However, for all but the most highly rated bank holding companies, and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%. Also, under regulations adopted by the FDIC, an institution is assigned to one of five capital categories, depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the FRB or the FDIC evaluate the records of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. Those factors are also considered in evaluating mergers, acquisitions, and applications to open a branch of facility.

Oregon State Law Restrictions

As a corporation chartered under the laws of the State of Oregon, Bancorp is also subject to certain limitations and restrictions under applicable Oregon corporate law. These include limitations and restrictions relating to: indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Control Transactions

The federal Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been given 60 days prior written notice of the proposed acquisition, and within that time period, the FRB has not issued a notice disapproving the proposed acquisition, or extended for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttal resumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any "company" would be required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares of the Company, or obtain control over the Company.

Gramm-Leach-Bliley Financial Services Modernization Act

The Gramm-Leach-Bliley Financial Services Modernization Act ("GLBA") became effective in 2000. This legislation establishes the legal and regulatory framework for banks to provide broad-based financial services to meet expanding customer needs. Three types of financial activities are permissible: those that are financial in nature; those that are incidental to financial activity; and those that are complimentary to financial activity.

The GLBA sets forth activities deemed financial in nature, such as lending, exchanging, transferring, investing for others, or safeguarding money or securities; insurance underwriting and sales (brokerage) activities; investment or economic advisory services; securitizations; securities underwriting and dealing activities; all "closely related to banking" activities previously approved for bank holding companies by the Federal Reserve Board; certain products offered overseas, such as travel agency services; and merchant banking/equity investment activities.

In general, these expanded powers are reserved to bank holding companies, known as financial holding companies, and banks, where all depository institutions affiliated with them are well capitalized, well managed based on applicable banking regulations, and meet specified Community Reinvestment Act ratings. GLBA authorizes the Federal Reserve Bank and the United States Treasury to determine what additional activities are permissible as financial in nature. Bank holding companies which do not qualify for FHC status are limited to non-banking activities deemed closely related to banking prior to GLBA.

To become an FHC, a declaration of intent to engage in activities permissible for a FHC must be filed with the Federal Reserve Bank certifying that all requirements for eligibility have been met. Bancorp has no present plans to become an FHC, or to expand into any of the activities approved under the GLBA, but may do so in the future.

Registration and Reporting Under the Securities Exchange Act of 1934

Bancorp is not presently subject to the registration and reporting requirements of the Securities Exchange Act of 1934. Bancorp may become subject to these requirements at some future date if, among other circumstances, the total number of holders of Bancorp's common stock exceeds 500.

Government Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, through its open market operations in U.S. government securities, its control of the discount rate applicable to borrowings from the Federal Reserve, and its establishment of reserve requirements against certain deposits. The Federal Reserve also influences the growth of bank loans, investments and deposits, and affects interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Bancorp cannot be predicted with certainty.

Changes in Banking Laws and Regulations

The laws and regulations that affect banks and bank holding companies are subject to significant changes. Bills are often introduced in the United States Congress that contain proposals to alter the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these bills could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance among banks, savings associations, and other financial institutions. Such bills may affect federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, and change the structure and jurisdiction of various financial institution regulatory agencies. Whether or in what form such legislation may be adopted, or the extent to which our business might be affected thereby, cannot be predicted with certainty.

MANAGEMENT

Information about our Directors

The directors who serve on our Board are grouped into three classes, which serve staggered three-year terms. There must be at least two members in each class. The Board must have at least six members, and no more than more than nineteen members in total. We presently have seven directors.

Ronald E. Brood, age 66, has been a director of since Bancorp's formation in 1998 and a member of the Board of Home Valley Bank since 1991. Mr. Brood is a past Chairman of the Home Valley Bank Board of Directors. Prior to his retirement, he served as an administrator for the Three Rivers School District. Mr. Brood is the Financial Secretary of Valley Evangelical Free Church. He has undergraduate and graduate degrees in education. His term as a director expires in the year 2004.

Robert W. Brownell, age 47, joined the Board in 1998, having been appointed by the Bancorp Board on July 14, 1998 to fill an open position. For the past 11 years he has been the owner of Brownell's Electric, a contracting company. Mr. Brownell is past president of the Grants Pass Rotary Club and is a director of Sparc Enterprises. He holds a degree in business administration from Principia College in Illinois. His term as a director expires in 2005.

Denver E. Huff, age 64, is the retired President of Home Valley Bank and the retired President and Chief Executive Officer of Bancorp. Mr. Huff has been a director of Bancorp since its formation in 1998 and a member of the Board of Home Valley Bank since 1983. He presently serves as the Chairman of the Salvation Army Advisory Board in Grants Pass, Oregon. His term as a director expires in the year 2004.

Jerry F. Miller, age 64, has been a director of Bancorp and its Chairman since its formation in 1998, and has been a director of Home Valley Bank since 1979. He has been the owner and operator of the Wild River restaurants and breweries in Cave Junction and Grants Pass for 26 years. Mr. Miller is also President of Good Shepard Lutheran Church in Cave Junction. His term as a director expires in 2005.

Dean G. Saxon, age 58, was appointed to the Board on November 14, 2001 to fill the Board position of Director Philip R. Killian, who resigned effective December 31, 2001. Mr. Saxon has been the owner of Dutch Boy Paint and Stuff, a Grants Pass retailer, for the last 20 years. He is a past Director of Stepping Stone Residential Services, Inc., a non-profit corporation which provides housing and assistance to the developmentally disabled. He is also a member of the Board of Directors of the Josephine County Homeowners Association. His term as a director expires in the year 2003.

Richard J. Ward, age 54, was appointed to the Board on November 14, 2001. For the past 28 years he has been the owner of Richard Ward Associates, a Grants Pass real estate development firm. He is also a director and shareholder of the Dutcher Creek Golf Course. Mr. Ward is a member of the School District 7 Board of Directors, having served as chairman from 1994 to 1996. He has also served on the City of Grants Pass Redevelopment Advisory Committee and its Annexation Task Force. He is a past member of the Southern Oregon Adolescent Study Center Board of Directors. He is the brother of Robert J. Ward, the Chief Executive Officer of Bancorp and the President and Chief Executive Officer of Home Valley Bank. His term as a director expires in 2005.

Robert J. Ward, age 47, is the Chief Executive Officer of Bancorp and the President and Chief Executive Officer of Home Valley Bank. Mr. Ward has been a director of Bancorp since its formation in 1998 and a member of the Board of Home Valley Bank since 1996. He previously served as Executive Vice President of Home Valley Bank and as Vice President and Chief Financial Officer of the Family Bank of Commerce in Grants Pass, Oregon. His term as a director expires in the year 2003.

Executive Officers of the Company

In addition to Robert J. Ward, President and Chief Executive Officer, Bancorp's other executive officer is Lauri A. Wilson, Vice President and Loan Administrator. Ms. Wilson joined Home Valley Bank in 1995.

Stock Ownership of Directors, Executive Officers and 5% Owners

The following table shows the ownership of Bancorp common stock, the only class of authorized and issued stock of Bancorp, beneficially owned as of June 30, 2002 by the directors and executive officers of Bancorp, and by the one non-management owner of more than 5% of the common stock, together with the percent of total shares owned by each based on total issued and outstanding shares of 611,845 as of June 30, 2002.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	% OF CLASS
Directors		
Ronald E. Brood	2,460	.04
Robert W. Brownell	18,939	3.09
Denver H. Huff	3,321	.54
Jerry F. Miller	34,397	5.62
Dean G. Saxon	89	.01
Richard J. Ward	5,014	.82
Robert J. Ward*	20,935	3.42
Executive officers (not included above)		
Laurie A. Wilson	0	0
All directors and executive officers as a group	85,155	13.91%
Non-Management 5% Owner		
Meyer Loving Trust	40,009	6.54%
Total for Table	125,164	20.45%

*_Note to Securities Ownership Table:_ These figures include all shares exerciseable by options within 60 days of June 30, 2002. Share ownership totals include shares held individually, shares owned jointly with other persons including spouses, shares held in trust for the owner or for the owner's minor children, shares owned by other immediate family members and their spouses, and shares owned or controlled directly or indirectly by any of the above through partnerships or corporations. The total for Mr. Robert J. Ward includes 14,343 shares held in the Home Valley Bank 401(k), for which Mr. Ward serves as trustee and exercises voting power, and 6,000 shares covered by stock options which are presently exerciseable.

Director Compensation

The directors of Bancorp also serve as directors of Home Valley Bank. Directors of Bancorp receive no separate compensation for their service on the Bancorp Board. Each director of Home Valley Bank received a director's fee of $350 per month in 2001, for a total of $4,200 per director. The same fees apply for 2002. Bancorp also reimburses its directors for reasonable expenses relating to Bancorp or Home Valley Bank business.

Executive Compensation

For the year ended December 31, 2001, Robert J. Ward, President and Chief Executive Officer, the most highly compensated officer, received compensation of approximately $144,000, including salary, bonuses and benefits. For the same period, Lauri A. Wilson, Vice President and Loan Administrator, the second most highly compensated officer, received compensation of approximately $95,000, including salary, bonuses and benefits.

Certain Transactions with Related Parties

Some of our directors and officers and members of their immediate families and firms, and corporations with which they are associated, have been parties to transactions with Home Valley Bank, including borrowings and investments in time deposits. All such loans and investments in time deposits have been made in the ordinary course of business, have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. As of December 31, 2001 the aggregate outstanding amount of all loans to officers and directors was approximately $789,000, which represented approximately 16.7% of our consolidated shareholders' equity at that date. All such loans are currently in good standing, and are being paid in accordance with their terms.

Stock Options

On April 13, 1999 Bancorp's shareholders approved the Home Valley Bancorp 1999 Incentive Stock Option Plan (the "Plan"). The Plan allows Bancorp to grant stock options to employees and directors of Bancorp and its subsidiaries, including Home Valley Bank. No more than 5% of Bancorp's issued and outstanding common stock may be issued in the form of stock options under the Plan.

The purpose of the Plan is to allow Bancorp and its subsidiaries to attract and retain experienced and able employees and to motivate these individuals to exert their best efforts for Bancorp and its shareholders. Stock-based compensation is a key tool for the retention of employees. Stock options have value only if Bancorp's stock price increases above the fair market value of the stock on the grant date and the employee remains on the job for the period required for the option to be exercised. In addition, stock options link the value of the grant to the value of Bancorp's stock. This aligns the interests of the recipient with the interests of all shareholders, providing an incentive for the recipient to maximize shareholder value.

The Plan permits two kinds of stock option grants, Incentive Stock Options as defined in the Internal Revenue Code of 1986, as amended, and Non-Statutory Stock Options. Each option grant must be specifically designated as either an Incentive Stock

Option or a Non-Statutory Stock Option. The difference between the two types of stock options arises chiefly from the tax consequences associated with the option.

The Plan is administered by Bancorp's Board of Directors, which may adopt or amend rules and regulations for its administration, and which may delegate administration to a committee of the Board. The grant of stock options under the Plan are be at the complete discretion of Bancorp's Board, which has and shall retain the sole authority to grant options. The amount, terms and conditions of all option grants under the Plan are determined by the Board, subject to the limitations imposed by the Plan and by applicable law and regulation.

At the time an option grant is made under the Plan, the terms of the grant must specify the price at which the recipient of the option may exercise the option. To exercise an option means to purchase the stock at the exercise price. The Plan requires that the exercise price of all stock options approved for grant shall be the fair market value of Bancorp's common stock on the date of grant. Since Bancorp's common stock is infrequently traded and is not quoted on any established stock market or quotation system, the Board chooses and applies an appropriate valuation method at the time of grant, consistent with its fiduciary duties. In the event of a stock split, recapitalization or other similar event, the exercise price of outstanding options or rights already awarded are adjusted in order to prevent either the dilution or the enlargement of the benefit intended at the time of the original grant.

As of June 30, 2002 options covering a total of 23,044 shares of Bancorp's common stock had been granted to a total of two employees. All of these options are Incentive Stock Options. No outside directors received option grants. At June 30, 2002, 5% of the shares of Bancorp's issued and outstanding shares, the total available for grant under the Plan, amounted to 30,592 shares of common stock. After the foregoing grants, therefore, a total of 7,548 shares of common stock remained available for stock option grants as of June 30, 2002. The foregoing figures reflect adjustments for stock dividends and stock splits.

BANCORP'S COMMON STOCK

The only class of presently issued and outstanding equity securities of Bancorp is its common stock. Its total authorized shares are 1,520,000, no par value, of which 611,845 shares, held by 272 shareholders, were issued and outstanding as of June 30, 2002.

Bancorp's common stock is an equity security, and is not a savings account, deposit account or other obligation of a bank. Investments in Bancorp's common stock are not insured, backed or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

Holders of the stock have one vote for each share held of record on all matters submitted to a shareholder vote, and are entitled to receive ratably such dividends, if any, declared by the directors of Bancorp out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up, holders of the stock are entitled to share pro-rata in all assets remaining after payment of liabilities. Holders of the stock have no preemptive, subscription or redemption rights and no right to convert the stock into any other securities.

ADDITIONAL INFORMATION ABOUT THIS OFFERING

This Offering Circular constitutes the only sales material being used in the Offering. No person has been or is authorized to make any representations with respect to the Offering other than as set forth in this Offering Circular.

Potential subscribers may contact Bancorp to ask questions or request additional information about Bancorp. Please direct your inquiries to Robert J. Ward, President and Chief Executive Officer, Home Valley Bancorp, PO Box 817, Grants Pass, Oregon 97528, telephone (541) 955-7082.

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HOME VALLEY BANCORP AND SUBSIDIARIES

2001 and 2000 Consolidated Financial Statements

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant
PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholders
Home Valley Bancorp and Subsidiaries
Grants Pass, Oregon

I have audited the accompanying consolidated balance sheets of Home Valley Bancorp and Subsidiaries as of December 31, 2001 and December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity, and statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Valley Bancorp and Subsidiaries as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

David Christensen

David Christensen
Vancouver, Washington
February 11, 2002

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In Thousands)

December 31, 2001 and 2000	**Home Valley Bancorp**	**Home Valley Bancorp**
ASSETS:	**2001**	**2000**
Cash Equivalents-Cash and Due from Banks	2,401	$2,402
Fed Funds Sold	4,448	-
Total Cash Equivalents (Note 1)	6,849	2,402
Investment Securities (Notes 1 and 3)	6,235	6,933
Loans, Net (Notes 1, 4, and 13)	51,587	40,827
Bank Premises and Equipment, Net (Note 5)	2,117	2,127
Other Assets	1,758	1,043
Total Assets	**68,546**	**53,332**
LIABILITIES:		
Demand Deposits	7,438	6,099
Interest Bearing Deposits (Note 6)	56,263	41,829
Total Deposits (Note 13)	**63,701**	**47,928**
Other Liabilities	128	85
Short-term borrowings (Note 17)	-	1,100
Total Liabilities	**63,829**	**49,113**
SHAREHOLDERS' EQUITY:		
Common Stock, No Par Value, 1, 520,000 Shares Authorized, 612,740 and 613,294 Shares Issued and Outstanding at December 31, 2001 and December 31, 2000 (Note 10 and 11)	771	892
Surplus	2,180	2,061
Retained Earnings	1,800	1,280
Accumulated other comprehensive income (Note 16)	(34)	(14)
Shareholders' Equity (Note 11)	**4,717**	**4,219**
Total Liabilities and Shareholders' Equity	**68,546**	**53,332**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000 **(In Thousands)**

	Home Valley Bancorp	Home Valley Bancorp
INTEREST INCOME:	**2001**	**2000**
Interest and Fees on Loans	4,180	$3,434
Interest on Investments	248	526
Interest on Federal Funds Sold	178	23
Interest on Federal Reserve Bank Stock	6	6
Total Interest Income	**4,612**	**3,989**
INTEREST EXPENSE	1,816	1,608
NET INTEREST INCOME	2,796	2,381
PROVISION FOR POSSIBLE LOAN LOSSES (Notes 1 and 4)	105	35
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	**2,691**	**2,346**
OTHER OPERATING INCOME:		
Service Charges on Deposit Accounts	340	340
Other Operating Income	317	180
Total Other Operating Income	**657**	**520**
OTHER OPERATING EXPENSE:		
Salaries and Employee Benefits (Note 8)	1,331	1,185
Occupancy Expense	226	187
Other Operating Expenses	809	771
Total Other Operating Expense	**2,366**	**2,143**
INCOME BEFORE INCOME TAXES	**982**	**723**
PROVISION FOR INCOME TAXES (Notes 1 and 7)	343	220
NET INCOME (Note 16)	**639**	**503**
EARNINGS PER COMMON SHARE-BASIC (Notes 10 & 15)	**$1.04**	**$.82**
DILUTED	**1.03**	**.80**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

(In Thousands)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE					
December 31, 1999	**925**	**2,061**	**777**	(162)	**3,601**
Stock Repurchase	(33)	-	-	-	(33)
Net Change in Comprehensive Income (Note 16)				148	148
Net Income for 2000	-		503	-	503
BALANCE					
December 31, 2000	**892**	**2,061**	**1,280**	**(14)**	**4,219**
Stock Dividend		119	**(119)**	-	-
Net Change in Comprehensive Income (Note 16)				(20)	(20)
Net Income for 2001	-	-	639	-	639
Stock Repurchase	(121)	-	-	-	(121)
BALANCE					
December 31, 2001	**771**	**2,180**	**1,800**	**(34)**	**4,717**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
INCREASE/DECREASE IN CASH AND CASH EQUIVANTS
For the Years Ended December 31, 2001 and 2000 **(In Thousands)**

Cash Flows from Operating Activities:	**2001**	**2000**
Interest and Fee Income	4,623	3,943
Service Charges and Other Income	657	541
Interest Paid	(1,613)	(1,595)
Cash Paid to Bank Suppliers and Staff	(2,457)	(2,047)
Income Taxes Paid	(427)	(252)
Net Cash Provided by Operating Activities	**1,087**	**590**
Cash Flows from Investing Activities:		
Purchase of Investments	(4,082)	(1,989)
Maturity and Sales of Securities	4,780	5,224
Net Increase in Loans	(10,787)	(8,893)
Purchase of Bank Premises and Equipment	(281)	(281)
Repurchase of Company Stock	(121)	(33)
Increase in other assets	(715)	-
Net Cash Used in Investing Activities	**(11,206)**	**(5,771)**
Cash Flows from Financing Activities:		
Net Increase/(Decrease) in Deposits	15,773	4,958
(Decrease)/Increase in Short Term Borrowings	(1,100)	1,100
Increase in Other Liabilities	23	-
Net Cash Provided by Financing Activities	**14,696**	**6,058**
Net Increase/Decrease in Cash and Cash Equivalents	**4,448**	**877**
Cash and Cash Equivalents at Beginning of Year	2,402	1,525
Cash and Cash Equivalents at End of Year	6,849	2,402
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	**639**	**503**
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization of Software	155	96
Provision for Possible Loan Losses	105	35
Change in Interest Receivable	11	(43)
Change in payables	(5)	13
Change in Prepaid Expenses and deferred assets	182	(64)
Total Adjustments	**448**	**87**
Net Cash Provided by Operating Activities	**1,087**	**590**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
(Dollars in thousands as noted)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Home Valley Bancorp (HVB); an Oregon State bank holding company was formed on May 9, 1998. Home Valley Bank, the principal subsidiary of HVB, is an Oregon State commercial bank. The business of the Bank, which is focused in the southern area of Western Oregon, consists primarily of attracting deposits from the general public and originating loans. Although Home Valley Bank has a diversified loan portfolio and its market area currently enjoys a stable economic climate, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area related to the retail and service industries.

(b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Home Valley Bancorp, and the wholly owned subsidiaries, Home Valley Bank and Valley Mortgage Funding Corporation. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and due from banks and federal funds sold, having original maturities of three months or less.

(d) Investment Securities

Investment securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are included in comprehensive income but excluded from earnings and are included in shareholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Management determines the appropriate classification of investment securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

(e) Loans Receivable, Net

Loans receivable, net, are stated at the unpaid principal balance, unearned discounts, net deferred loan origination fees, and the allowance for loan losses. Income on all loans is recognized on the interest method. Loans are placed on non-accrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

(f) Allowance for Loan Losses

A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analysis, risk analysis by loan, and economic and market trends and conditions. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses.

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent.

While management uses available information to recognize losses on these loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

(g) Other Real Estate Owned

All real estate acquired in satisfaction of a loan is considered held for sale and reported as "other real estate owned. "Other Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal.

(h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 10 to 25 years; and furniture, fixtures and equipment, 3 to 15 years.

(I) Federal Income Taxes

The Company files a consolidated federal income tax return. The Company's provision for income taxes is based upon taxes payable for the current year, as well as changes in deferred taxes during the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(j) Federal Reserve Stock

The Company's investment in Federal Reserve Bank (FRS) stock is carried at par value, which reasonably approximates its fair value. As a member of the Federal Reserve System, the Company is required to maintain a minimum level of investment in stock based on Capital and Surplus. At December 31, 2001, the Company's minimum required investment was approximately $108,200.

(l) Recently Issued. Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (Accounting for Derivative Instruments and Hedging Activities). The new Statement requires companies to report, among other things, the fair market value of derivatives on the balance sheet and record in income or other comprehensive income, as appropriate, any changes in the fair value of the derivative. FAS-133 became effective with respect to the Company on January 1, 2001. The company does not have any derivative instruments or conduct hedging activities.

(m) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans and commercial loans secured by real estate in the Josephine County area. Real estate prices in this market are stable at this time. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio may be susceptible to change in local market conditions in the future.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

(n) Advertising costs

The company expense advertising costs as incurred and does not capitalize costs as other assets. In 2001 and 2000, advertising costs are $46,503 and $56,428 respectively.

(0) Loss Contingencies

Certain conditions may exist as of the date the Financial Statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's Financial Statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

(o) Reclassifications

Certain amounts in 2000 have been reclassified to conform to the 2001 financial statement presentation

(2) Restrictions on Cash Balances

The Company is required to maintain an average reserve with the Federal Reserve Bank or maintain such reserve balance in the form of cash. Holding cash and maintaining an average balance with the Federal Reserve Bank met the amount of required reserve balance in 2001 and 2000.

(3) INVESTMENT SECURITIES:

The book value and approximate market value of securities, and the unrealized gains and losses on these securities were as follows:

(in thousands)	***December 31, 2001***		
	Investment Securities-All Available-for-Sale		
	Book Value	**Market Value**	**Unrealized Gain (Loss)**
U.S. Treasury Securities	-	-	-
U.S. Agency Securities	3,579	3,573	(6)
Mortgage Backed Securities	485	487	2
Other Debt Securities	2,229	2,175	(54)
Equity Securities	-	-	-
	6,293	6,235	(58)

	December 31, 2000		
	Investment Securities-All Available-for-Sale		
	Book Value	**Market Value**	**Unrealized Gain (Loss)**
U.S. Treasury Securities	1,515	1,511	(4)
U.S. Agency Securities	3,466	3,435	(31)
Mortgage Backed Securities	769	793	24
Other Securities	930	918	(12)
Equity Securities	276	276	-
	6,956	6,933	(23)

(3) INVESTMENT SECURITIES:
As of December 31, 2001, securities carried at approximately $502,000 were pledged to secure public funds on deposit and for other purposes required by law.

The book value and approximate market value of securities summarized by their maturity dates were as follows:

(in thousands)	**Dates of Maturities 2001** *Available-for-Sale*			
	Under 1 year	**1-3 years**	**3-5 years**	**Over 5 Years**
U.S. Treasury Securities				
Book Value	-	-	-	-
Market Value	-	-	-	-
U.S. Agency Securities				
Book Value	-	3,578	-	-
Market Value	-	3,572	-	-
Mortgage Backed Securities				
Book Value	-	484	-	-
Market Value	-	486	-	-
Other Securities				
Book Value	-	492	1,739	-
Market Value	-	478	1,699	-

In 2001 and 2000, the gross realized gains and losses on sales were $4,000 and $(18,273), respectively.

	Dates of Maturities 2000 *Available-for-Sale*			
	Under 1 year	**1-3 years**	**3-5 years**	**Over 5 Years**
U.S. Treasury Securities				
Book Value	$ 1,515	$ -	$ -	$ -
Market Value	1,511	-	-	-
U.S. Agency Securities				
Book Value	1,095	1,001	1,370	-
Market Value	1,093	978	1,364	-
Mortgage Backed Securities				
Book Value	-	-	769	-
Market Value	-	-	793	-
Other Securities				
Book Value	276	930	-	-
Market Value	276	918	-	-

(4) LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:

The loan portfolio consisted of the following:

	(In Thousands) December 31, 2001	2000
Real Estate Loans	34,255	28,676
Commercial and Industrial Loans	9,400	6,459
Consumer Loans	8,518	6,021
Other Loans	153	13
	52,326	41,169
Less: Unearned Loan Fees	-	-
Less: Reserve for Possible Loan Losses	(369)	(342)
Net Loans	**51,957**	**40,827**

As of December 31, 2001 and 2000, the Bank had loans to persons serving as directors, officers, and entities related to such individuals aggregating $789,000 and $666,000 respectively. Loans held for resale at December 31, 2001 and 2000 totaled $2,054,000 and $361,000 respectively.

The following is an analysis of the changes in the reserve for possible loan losses (in thousands):

	December 31, 2001	2000
Beginning Balance	342	352
Provision for Possible Loan Losses (Note 1)	105	35
Recoveries	35	8
Losses	(113)	(53)
Ending Balance	369	342

Non-Performing Loans (in thousands):

	December 31, 2001	2000
Loans 90 days or more past due	8	-
and still accruing interest	-	-
Non-Accrual loans	47	-
	55	-

Accrued interest on loans 90 days past due was $4,700 at December 31, 2001. There were $63,000 impaired loans as of December 31, 2001.

(5) BANK PREMISES AND EQUIPMENT:

Bank premises and equipment consisted of the following:

	(in thousands) December 31, 2001	2000
Land and Buildings	2,213	2,194
Equipment & Furniture	938	852
	3,151	3,046
Less: Accumulated Depreciation	(1,034)	(919)
Total	2,117	2,127

The provision for depreciation is computed using the straight-line and totaled $119,631 in 2001 and $96,000 in 2000.

(6) DEPOSITS:

Interest bearing deposits consisted of the following:

	(in thousands) December 31, 2001	2000
Money market deposit accounts	12,472	9,008
Other savings accounts	6,886	3,810
Time deposit accounts less than $100,000	11,857	11,969
Time deposits accounts more than $100,000	3,608	2,320
Now accounts	21,440	14,722
Total	56,263	41,829

The maturities of interest bearing certificates of deposit are as follows:	(in thousands) December 31, 2001	2000
Less than $100,000:		
Less than 1 year	9,303	10,221
Greater than 1 year and less than 3 years	2,185	1,459
Greater than 3 years	369	289
Greater than $100,000:		
Less than 1 year	3,063	1,933
Greater than 1 year and less than 3 years	445	100
Greater than 3 years	100	287

(7) INCOME TAXES:

The income tax provision consisted of the following:

	(in thousands) December 31, 2001	2000
Currently Payable:		
Federal	353	212
State	74	44
Deferred Tax Expense/(Benefit)	(84)	(36)
Total	343	220

The net deferred tax asset on the balance sheet at December 31, 2001 and 2000 consists of the following:

	(In thousands) December 31, 2001	2000
Deferred Tax Assets	282	198
Deferred Tax Liabilities	-	-
	282	198

The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax bases:

	(In Thousands) December 31, 2001	2000
Differences in accounting for loan losses	148	86
Differences in accounting for compensation	23	26
Differences in accounting for investment income	78	76
Other	33	10
	282	198

The provision for federal income taxes differs from that computed by applying statutory rates to income before federal income tax expense, as indicated in the following analysis.

	(In Thousands) December 31, 2001	2000
Federal statutory income tax rate	345	250
Tax exempt interest	(5)	(2)
Effect of state income taxes	(25)	(20)
Other	18	(8)
TOTAL	343	220

There was no valuation allowance for deferred tax assets as of December 31, 2001 and 2000. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets. Management believes it is more likely than not that the deferred tax asset of $282,000 and $198,000 at December 31, 2001 and 2000, respectively, will be realized principally through reversals of existing taxable temporary differences and future taxable income.

(8) EMPLOYEE BENEFIT PLANS:

In November 1992, Home Valley Bank instituted a defined contribution profit sharing plan. All employees are eligible to participate once they meet the requirements for hours worked per year and length of service. Contributions are determined annually by the Board of Directors, and were $18,540 in 2001 and $19,094 in 2000. The 401K Pension Plan for the Company allows both employer and employee contributions.

(9) COMMITMENTS:

In the normal course of business, the Bank enters into financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments, which include commitments to extend credit and standby letters of credit, involve varying degrees of credit and interest rate risk that are not reflected in the financial statements. These instruments generally have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. The Bank's criteria for issuing such instruments are the same as those for loans made in the normal course of business.

Those financial instruments, whose contract amounts represent the maximum credit risk, were as follows:

	(In Thousands) December 31,	
	2001	**2000**
Loan Commitments	7,914	6,497
Standby Letters of Credit	186	96

(10) EARNINGS PER SHARE:

Net income per share is based upon the weighted average number of shares outstanding during each period and adjusted retroactively to reflect stock splits and stock dividends. The adjusted weighted average number of outstanding shares was 612,740 and 616,460 in 2001 and 2000, respectively, due to a two-for one stock split in 2000, and stock dividends in 2001, 2000 and 1999. The weighted average number of shares increased 7,600 per Financial Accounting Standard 128 for diluted earnings per share. Stock options granted are considered to be outstanding as of grant date even though their exercise may be contingent upon vesting. The Company uses the treasury stock method for calculation of stock equivalents.

(11) SHAREHOLDERS' EQUITY:

In 2000, the board of directors approved a two-for-one stock split of the Corporation's common stock. Shareholders' equity, common stock, and stock option activity for all periods presented have been restated to give retroactive recognition to the stock split and stock dividends. In addition, all references in the financial statements and notes to financial statements, to weighted average number of shares, per share amounts of the Company's common stock and stock options have been restated to give retroactive recognition to the stock split and stock dividends.

(12) REGULATORY CAPITAL MATTERS:

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank (FRB). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines involving quantitative measures of the bank assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulation), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2000, the most recent notification to the FRB; the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

	Home Valley Bank Actual		For Capital Adequacy Purposes and to be Well Capitalized under Prompt Corrective Action Provisions	
As of December 31, 2001:				
Total Risk-Based Capital (to Risk-Weighted Assets)	**5,102**	**10.02%**	≥5,092	≥10%
Tier 1 Capital (to Risk-Weighted Assets)	**4,733**	**9.29%**	≥3,055	≥6%
Tier 1 Capital (To average Total Assets)	**4,733**	**7.06%**	≥3,351	≥5%

	Home Valley Bank Actual		For Capital Adequacy Purposes and to be Well Capitalized under Prompt Corrective Action Provisions	
As of December 31, 2000:				
Total Risk-Based Capital (to Risk-Weighted Assets)	**4,479**	**10.96%**	≥ 4,083	≥ 10%
Tier 1 Capital (to Risk-Weighted Assets)	**4,137**	**10.12%**	≥ 2,450	≥ 6%
Tier 1 Capital (To average Total Assets)	**4,137**	**7.71%**	≥ 2,662	≥ 5%

(13) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial accounting standards require disclosure in the footnotes to the financial statement information about the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of financial instruments:

Investment Securities

For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, the value is estimated using quoted market prices for similar securities.

Loans

The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received by the various homogeneous categories of loans.

Deposits

The fair value of demand deposits, savings deposits, savings accounts and NOW accounts is defined as the amount payable on demand at year-end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits, or current market value.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved.

The estimated fair values of Home Valley Bank financial instruments are as follows:

(in thousands)	December 31, 2001 Carrying Amount	December 31, 2001 Fair Value
Financial Assets		
Cash and due from banks	2,401	2,401
Investment securities	6,293	6,235
Loans, gross	51,956	51,956
Financial Liabilities		
Interest Bearing Deposits	56,263	56,263
Unrecognized Financial Instruments		
Commitments to extend credit	7,914	7,914
Standby letters of credit	186	186

(in thousands)	December 31, 2000 Carrying Amount	December 31, 2000 Fair Value
Financial Assets		
Cash and due from banks	2,402	2,402
Investment securities	6,596	6,933
Loans, gross	41,169	41,039
Financial Liabilities		
Certificates of deposit	41,829	42,168
Unrecognized Financial Instruments		
Commitments to extend credit	6,497	6,497
Standby letters of credit	96	96

(14) Home Valley Bancorp Information: Parent Company Only

The summarized condensed financial information for Home Valley Bancorp (parent company only) as of and for the year ended December 31, 2001 and 2000 (in thousands).

Home Valley Bancorp (Only)

Condensed Statement of Condition:

ASSETS:	**2001**	**2000**
Cash	4	89
Investment In Home Valley Bank	4,699	4,123
Formation Expense Capitalization	6	8
Investment In Valley Mortgage	2	2
Other Assets	6	6
TOTAL ASSETS	4,717	4,228

EQUITY:	**2001**	**2000**
Common Stock and Surplus	2,832	2,962
Retained Earnings	1,919	1,280
Unrealized Loss on AFS Securities	(34)	(14)
TOTAL EQUITY	4,717	4,228

Condensed Statements of Income:	**2001**	**2000**
Non interest expense	(19)	(11)
Income tax benefit	7	-
Loss before undistributed earnings-subsidiary	(12)	(11)
Undistributed earnings of subsidiary	651	514
Net income	639	503

Condensed Statements of Cash Flows:	**2001**	**2000**
Operating activities:		
Net income	639	503
Adjustments to reconcile net income to cash used:		
Undistributed income of bank subsidiary	(651)	(514)
Amortization and other	(8)	2
Dividends from bank subsidiary	55	120
Net cash from operating activities:	35	111
Investing Activities:		
Stock repurchase	(121)	(33)
Decrease in cash and cash equivalents	(85)	88
Cash and cash equivalents at beginning of year	89	1
Cash and cash equivalents at end of year	4	89

(15) Incentive Stock Option Plans:

In 1999, the Board approved a nontransferable Incentive Stock Option Plan approved by the Shareholders. The compensatory plan allows the Board to make grants of incentive and Non-statutory stock options. The plan allows the Board of Directors to grant stock options up to 30,868 shares at a price of $4.79 per share or more on grant date. The grant date is the date is the date of the agreement July 27, 1999. The options would vest from 5 to 8 years from the grant date and expire in 10 years from the vesting of date that the options can be exercised. The vesting date and exercise date can be accelerated under specified circumstances of termination or change in control of the company but must be exercised within 90 days of such an event. The stock options will not affect the change in the capital structure of the company including the merger of sale of assets.

The vesting schedule is as follows with a grant date of July 27, 1999:

5 years from the grant date	15.615 shares
6 years from the grant date	3,151 shares
7 years from the grant date	3,149 shares
8 years from the grant date	3,149 shares

The compensatory plan requires expense accruals each year until the options are exercised or the option termination. The actual and estimated expense based upon projected estimates by management of stock market value is as follows:

Compensation Expense	1999	$2,600
	2000	$5,642
	2001	$10,272
	2002	$15,750
	2003	$22,134
	2004	$27,006
	2005	$31,374
	2006	$36,288

The Company has elected to follow APB Opinion No. 25 (Accounting for Stock Issued to Employees) in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock options approximates or equals the market price of the Company's common stock on the date of grant. If under Financial Accounting Standards Board Statement No. 123 (Accounting for Stock-Based Compensation) the Company determined compensation costs based on the fair value at the grant date for its stock options, the effect on net earnings per share would be immaterial, and therefore not disclosed.

(16) Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income. For the Company, such items consist primarily of unrealized gains and losses on marketable equity investments. The changes in the components of other comprehensive income (loss) are as follows:

	Years Ended December 31, (In Thousands)			
	2001		2000	
	Pre-Tax Amount	Tax Expense Credit	Pre-Tax Amount	Tax Expense (Credit)
Unrealized loss on securities	(34)	14	248	100

(17) Litigation

The Bank is a defendant in a case entitled *Siskiypu Evergreen v. Home Valley Bank.* The case arose from a claim by Siskiyou Evergreen, a bank customer, that Home Valley bank guaranteed funds on a $50,000 returned NSF check that was charged back against the customers account. Home Valley Bank has filed a third party complaint against Bank of America for various failures to comply with banking laws and for negligence on holding the check for three months.

The Bank believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, and the opinion of legal counsel, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the Financial Statements.

HOME VALLEY BANCORP AND SUBSIDIARIES

March 31, 2002 Consolidated Financial Statements

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant
PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

ACCOUNTANT'S REPORT ON INTERIM FINANCIAL INFORMATION

Home Valley Bancorp and Subsidiaries
Grants Pass, Oregon

Stockholders and Board of Directors:

I have reviewed the accompanying Consolidated Balance Sheet, Statement of Income, Cash Flows and Changes in Shareholders Equity of Home Valley Bancorp and subsidiaries as of March 31, 2002 and for the three-month then ended. These financial statements and notes are the responsibility of the company's management.

I conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to the accompanying financial statements and notes for them to be in conformity with generally accepted accounting principles.

David Christensen

July 16, 2002

PCPS

HOME VALLEY BANCORP

Home Valley Bancorp and Subsidiaries
Grants Pass, Oregon

To the Stockholders and Board of Directors:

I have reviewed the unaudited financial statements as of March 31, 2002 and for the 3-month period ending March 31, 2002 and the related notes to the financial statements.

I found no changes in amounts or disclosures that are materially different from those presented.

All significant actions of the Board of Directors and events subsequent to March 31, 2002 are disclosed in the financial statements.

Robert J. Ward
President and CEO
July 18, 2002

110 SW 4th Street • P.O. Box 811 • Grants Pass, Oregon 97528 • (541) 955-7082 • Fax (541) 955-7182

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET **(In Thousands)**

	March 31, 2002
ASSETS:	
Cash Equivalents-Cash and Due from Banks	$2,817
Fed Funds Sold	7,087
Total Cash Equivalents (Note 1)	9,904
Investment Securities (Notes 1 and 3)	7,664
Loans, Net (Notes 1, 4, and 13)	51,512
Bank Premises and Equipment, Net (Note 5)	2,181
Other Real Estate Owned (Note 1)	30
Other Assets	1,624
Total Assets	**$72,915**
LIABILITIES:	
Demand Deposits	9,114
Interest Bearing Deposits (Note 6)	58,776
Total Deposits (Note 13)	**$67,892**
Other Liabilities	164
Short-term borrowings (Note 17)	-
Total Liabilities	**$68,056**
SHAREHOLDERS' EQUITY:	
Common Stock, No Par Value, 1, 520,000 Shares Authorized, 611,845 Shares Issued and Outstanding at March 31, 2002 (Notes 10 and 11)	768
Surplus	2,180
Retained Earnings	1,983
Accumulated other comprehensive income (Note 16)	(72)
Shareholders' Equity (Note 11)	**$4,859**
Total Liabilities and Shareholders' Equity	**$72,915**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the 3 Month Period Ending March 31, 2002 **(In Thousands)**

	Home Valley Bancorp
INTEREST INCOME:	**2002**
Interest and Fees on Loans	1,089
Interest on Investments	67
Interest on Federal Funds Sold	21
Interest on Deposits	11
Total Interest Income	**1,188**
INTEREST EXPENSE	411
NET INTEREST INCOME	777
PROVISION FOR POSSIBLE LOAN LOSSES (Notes 1 and 4)	25
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	**752**
OTHER OPERATING INCOME:	
Service Charges on Deposit Accounts	85
Other Operating Income	98
Total Other Operating Income	**183**
OTHER OPERATING EXPENSE:	
Salaries and Employee Benefits (Note 8)	332
Occupancy Expense	65
Other Operating and Holding Company Expenses	245
Total Other Operating Expense	**642**
INCOME BEFORE INCOME TAXES	**293**
PROVISION FOR INCOME TAXES (Notes 1 and 7)	110
NET INCOME (Notes 5,16, and 19)	**183**
EARNINGS PER COMMON SHARE- BASIC (Notes 10 & 15)	**$.30**
(For the 3-months ending March 31, 2002) DILUTED	**$.28**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Period Ending March 31, 2002 and the Year Ended and 2001 (In Thousands)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE					
December 31, 2001	**771**	**2,180**	**1,800**	**(34)**	**4,717**
Stock Repurchase	(3)				
Net Income for the 3-months ending March 31, 2002			183		
Net Change in Comprehensive Income				(38)	
BALANCE					
March 31, 2002	**768**	**2,180**	**1,983**	**(72)**	**4,859**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
INCREASE/DECREASE IN CASH AND CASH EQUIVANTS
For the 3 Month Period From December 31, 2002 to March 31, 2002 (In Thousands)

Cash Flows from Operating Activities:	**2002**
Interest and Fee Income	1,238
Service Charges and Other Income	183
Interest Paid	(411)
Cash Paid to Bank Suppliers and Staff	(646)
Income Taxes Paid	(108)
Net Cash Provided by Operating Activities	**256**
Cash Flows from Investing Activities:	
Purchase of Investments	(3,024)
Maturity and Sales of Securities	1,798
Net Decrease in Loans	75
Purchase of Bank Premises and Equipment	(123)
Repurchase of Company Stock	(3)
Increase in other assets	(151)
Net Cash Used in Investing Activities	**(1,428)**
Cash Flows from Financing Activities:	
Net Increase/(Decrease) in Deposits	4,191
Increase in Other Liabilities	36
Net Cash Provided by Financing Activities	**4,227**
Net Increase/Decrease in Cash and Cash Equivalents	**3,055**
Cash and Cash Equivalents at Beginning of Year	6,849
Cash and Cash Equivalents at End of Year	9,904
Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	**183**
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization of Software	45
Provision for Possible Loan Losses	25
Change in Interest Receivable	(6)
Change in payables	7
Change in Prepaid Expenses and deferred assets	2
Total Adjustments	**73**
Net Cash Provided by Operating Activities	**256**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002
(Dollars in thousands as noted)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Home Valley Bancorp (HVB); an Oregon State bank holding company was formed on May 9, 1998. Home Valley Bank, the principal subsidiary of HVB, is an Oregon State commercial bank. The business of the Bank, which is focused in the southern area of Western Oregon, consists primarily of attracting deposits from the general public and originating loans. Although Home Valley Bank has a diversified loan portfolio and its market area currently enjoys a stable economic climate, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area related to the retail and service industries.

(b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Home Valley Bancorp, and the wholly owned subsidiaries, Home Valley Bank and Valley Mortgage Funding Corporation. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and due from banks and federal funds sold, having original maturities of three months or less.

(d) Investment Securities

Investment securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are included in comprehensive income but excluded from earnings and are included in shareholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Management determines the appropriate classification of investment securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

(e) Loans Receivable, Net

Loans receivable, net, are stated at the unpaid principal balance, unearned discounts, net deferred loan origination fees, and the allowance for loan losses. Income on all loans is recognized on the interest method. Loans are placed on non-accrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

(f) Allowance for Loan Losses

A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analysis, risk analysis by loan, and economic and market trends and conditions. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses.

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent.

While management uses available information to recognize losses on these loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

(g) Other Real Estate Owned

All real estate acquired in satisfaction of a loan is considered held for sale and reported as "other real estate owned. "Other Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal.

(h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 10 to 25 years; and furniture, fixtures and equipment, 3 to 15 years.

(I) Federal Income Taxes

The Company files a consolidated federal income tax return. The Company's provision for income taxes is based upon taxes payable for the current year, as well as changes in deferred taxes during the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(j) Federal Reserve Stock

The Company's investment in Federal Reserve Bank (FRS) stock is carried at par value, which reasonably approximates its fair value. As a member of the Federal Reserve System, the Company is required to maintain a minimum level of investment in stock based on Capital and Surplus. At March 31, 2002, the Company's minimum required investment was approximately $108,000.

(l) Recently Issued. Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (Accounting for Derivative Instruments and Hedging Activities). The new Statement requires companies to report, among other things, the fair market value of derivatives on the balance sheet and record in income or other comprehensive income, as appropriate, any changes in the fair value of the derivative. FAS-133 became effective with respect to the Company on January 1, 2001. The company does not have any derivative instruments or conduct hedging activities.

(m) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans and commercial loans secured by real estate in the Josephine County area. Real estate prices in this market are stable at this time. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio may be susceptible to change in local market conditions in the future.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

(n) Advertising costs
The company expense advertising costs as incurred and does not capitalize costs as other assets. In the 3-month period ending March 31, 2002 advertising costs are $6,845.

(0) Loss Contingencies
Certain conditions may exist as of the date the Financial Statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's Financial Statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

(2) Restrictions on Cash Balances

The Company is required to maintain an average reserve with the Federal Reserve Bank or maintain such reserve balance in the form of cash. Holding cash and maintaining an average balance with the Federal Reserve Bank met the amount of required reserve balance in 2002.

(3) INVESTMENT SECURITIES:

The book value and approximate market value of securities, and the unrealized gains and losses on these securities were as follows:

	(in thousands)		
	March 31, 2002		
	Investment Securities-All Available-for-Sale		
	Book Value	**Market Value**	**Net Unrealized Gain (Loss)**
U.S. Treasury Securities	3,109	3,060	(49)
U.S. Agency Securities	2,576	2,547	29
Mortgage Backed Securities	362	367	(5)
Other Debt Securities	1,461	1,414	(47)
Equity Securities	276	276	-
	7,784	7,664	(72)

As of March 31, 2002, securities carried at approximately $500,000 were pledged to secure public funds on deposit and for other purposes required by law.

The book value and approximate market value of securities summarized by their maturity dates were as follows:

(in thousands)	**Dates of Maturities 2002**			
	Available-for-Sale			
	Under 1 year	**1-3 years**	**3-5 years**	**Over 5 Years**
U.S. Treasury Securities				
Book Value	-	3,109	-	-
Market Value	-	3,060	-	-
U.S. Agency Securities				
Book Value	-	2,576	-	-
Market Value	-	2,547	-	-
Mortgage Backed Securities				
Book Value	-	362	-	-
Market Value	-	367	-	-
Other Securities				
Book Value	-	252	1,209	276
Market Value	-	240	1,174	276

In 2002, the gross realized gains and (losses) on sales were ($13,800).

(4) LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:
The loan portfolio consisted of the following:

	(In Thousands) March 31, 2002
Real Estate Loans	35,464
Commercial and Industrial Loans	8,761
Consumer Loans	7,666
Other Loans	4
	51,895
Less: Unearned Loan Fees	-
Less: Reserve for Possible Loan Losses	(383)
Net Loans	**51,512**

The bank performs a quarterly evaluation of unearned loan fees and loan costs. Historically, the direct loan costs have approximated the amount of the loan fee, and therefore management has elected to expense loan costs as incurred and recognize loan fees as income when the loan is booked. There are no accounts for unearned loan fees or unamortized loan costs.

As of March 31, 2002, the Bank had loans to persons serving as directors, officers, and entities related to such individuals aggregating $1,228,000. Loans held for resale at March 31, 2002 and totaled $1,014,000.

The following is an analysis of the changes in the reserve for possible loan losses for the 3-months ended March 31, 2002 (in thousands):

	March 31, 2002
Beginning Balance	369
Provision for Possible Loan Losses (Note 1)	25
Recoveries	-
Losses	11
Ending Balance	383

Non-Performing Loans (in thousands):

	March 31, 2002
Loans 90 days or more past due and still accruing interest	6
Non-Accrual loans	34

Accrued interest on loans 90 days past due was $4,639 at March 31, 2002. There were no impaired loans as of March 31, 2002.

(5) BANK PREMISES AND EQUIPMENT:

Bank premises and equipment consisted of the following:

	(in thousands) March 31, 2002
Land and Buildings	2,225
Equipment & Furniture	1,049
	3,274
Less: Accumulated Depreciation	(1,068)
Total	2,206

The provision for depreciation is computed using the straight-line and totaled $33,900 for the 3-month period ending March 31, 2002.

Subsequent Event:

The Bank will be opening a new branch in 2003. The depreciation costs are expected to increase based upon this expansion.

(6) DEPOSITS:

Interest bearing deposits consisted of the following:

	(in thousands) March 31, 2002
Money market deposit accounts	15,486
Other savings accounts	7,967
Time deposit accounts less than $100,000	8,022
Time deposits accounts more than $100,000	1,770
Now accounts	25,778
Total	58,778

The maturities of interest bearing certificates of deposit are as follows:	(in thousands) March 31, 2002
Less than $100,000:	
Less than 1 year	5,811
Greater than 1 year and less than 3 years	1,787
Greater than 3 years	425
Greater than $100,000:	
Less than 1 year	1,335
Greater than 1 year and less than 3 years	335
Greater than 3 years	100

(7) INCOME TAXES:

The income tax provision consisted of the following:

	(in thousands) March 31, 2002
Currently Payable:	
Federal	94
State	16
Deferred Tax Expense/(Benefit)	-
Total	110

The net deferred tax asset on the balance sheet at March 31, 2002 consists of the following:

	(In thousands) March 31, 2002
Deferred Tax Assets	280
Deferred Tax Liabilities	-
	280

The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax bases:

	(In Thousands) March 31, 2002
Differences in accounting for loan losses	148
Differences in accounting for compensation	23
Differences in accounting for investment income	78
Other	31
	280

The provision for federal income taxes differs from that computed by applying statutory rates to income before federal income tax expense, as indicated in the following analysis.	**(In Thousands) March 31, 2000**
Federal statutory income tax rate	110
Tax exempt interest	-
Effect of state income taxes	(6)
Other	6
TOTAL	110

There was no valuation allowance for deferred tax assets as of March 31, 2002. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets. Management believes it is more likely than not that the deferred tax asset of $280,000 at March 31, 2002 will be realized principally through reversals of existing taxable temporary differences and future taxable income.

(8) EMPLOYEE BENEFIT PLANS:

In November 1992, Home Valley Bank instituted a defined contribution profit sharing plan. All employees are eligible to participate once they meet the requirements for hours worked per year and length of service. Contributions are determined annually by the Board of Directors. The 401K Pension Plan for the Company allows both employer and employee contributions.

(9) COMMITMENTS:

In the normal course of business, the Bank enters into financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments, which include commitments to extend credit and standby letters of credit, involve varying degrees of credit and interest rate risk that are not reflected in the financial statements. These instruments generally have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. The Bank's criteria for issuing such instruments are the same as those for loans made in the normal course of business.

Those financial instruments, whose contract amounts represent the maximum credit risk, were as follows:

	(In Thousands) March 31, 2002
Loan Commitments	8,825
Standby Letters of Credit	100

(10) EARNINGS PER SHARE:

Net income per share is based upon the weighted average number of shares outstanding during each period and adjusted retroactively to reflect stock splits and stock dividends. The adjusted weighted average number of outstanding shares was 612,293 in 2002 due to a two-for one stock split in 2000, and stock dividends in 2001, 2000 and 1999. The weighted average number of shares increased 7,600 per Financial Accounting Standard 128 for diluted earnings per share. Stock options granted are considered to be outstanding as of grant date even though their exercise may be contingent upon vesting. The Company uses the treasury stock method for calculation of stock equivalents.

(11) SHAREHOLDERS' EQUITY:

In 2000, the board of directors approved a two-for-one stock split of the Corporation's common stock. Shareholders' equity, common stock, and stock option activity for all periods presented have been restated to give retroactive recognition to the stock split and stock dividends. In addition, all references in the financial statements and notes to financial statements, to weighted average number of shares, per share amounts of the Company's common stock and stock options have been restated to give retroactive recognition to the stock split and stock dividends.

(12) REGULATORY CAPITAL MATTERS:

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank (FRB). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines involving quantitative measures of the bank assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulation), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of March 31, 2002, the most recent notification to the FRB; the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

	Home Valley Bank Actual		For Capital Adequacy Purposes and to be Well Capitalized under Prompt Corrective Action Provisions	
As of March 31, 2002:				
Total Risk-Based Capital (to Risk-Weighted Assets)	**5,299**	**10.4%**	≥5,092	≥10%
Tier 1 Capital (to Risk-Weighted Assets)	**5,299**	**9.64%**	≥3,055	≥6%
Tier 1 Capital (To average Total Assets)	**4,915**	**7.00%**	≥3,351	≥5%

(13) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial accounting standards require disclosure in the footnotes to the financial statement information about the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of financial instruments:

Investment Securities

For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, the value is estimated using quoted market prices for similar securities.

Loans

The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received by the various homogeneous categories of loans.

Deposits
The fair value of demand deposits, savings deposits, savings accounts and NOW accounts is defined as the amount payable on demand at year-end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits, or current market value.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved.

The estimated fair values of Home Valley Bank financial instruments are as follows:

(in thousands)	March 31, 2002 Carrying Amount	March 31, 2002 Fair Value
Financial Assets		
Cash and due from banks	2,817	2,817
Investment securities	7,784	7,664
Loans, gross	51,908	52,000
Financial Liabilities		
Interest Bearing Deposits	58,776	59,000
Unrecognized Financial Instruments		
Commitments to extend credit	8,825	8,825
Standby letters of credit	100	100

(14) Home Valley Bancorp Information: Parent Company Only
The summarized condensed financial information for Home Valley Bancorp (parent company only) as of and for the period ended March 31, 2002. (in thousands).

Home Valley Bancorp (Only)
Condensed Statement of Condition:
March 31,

ASSETS:	2002
Cash	-
Investment In Home Valley Bank,	4,845
Formation Expense Capitalization	6
Investment In Valley Mortgage	2
Other Assets	6
TOTAL ASSETS	4,859

EQUITY:	2002
Common Stock and Surplus	2,948
Retained Earnings	1,983
Unrealized Loss on AFS Securities	(72)
TOTAL EQUITY	4,859

Condensed Statements of Income:	2002
Non interest expense	(6)
Income tax benefit	-
Loss before undistributed earnings-subsidiary	(6)
Undistributed earnings of subsidiary	189
Net income	183

Condensed Statements of Cash Flows:	2002
Operating activities:	
Net income	183
Adjustments to reconcile net income to cash used:	
Undistributed income of bank subsidiary	(189)
Amortization and other	-
Dividends from bank subsidiary	10
Net cash from operating activities:	4
Investing Activities:	
Stock repurchase	(3)
Other	(5)
Decrease in cash and cash equivalents	(4)
Cash and cash equivalents at beginning of year	4
Cash and cash equivalents at March 31, 2002	-

(15) Incentive Stock Option Plans:

In 1999, the Board approved a nontransferable Incentive Stock Option Plan approved by the Shareholders. The compensatory plan allows the Board to make grants of incentive and Non-statutory stock options. The plan allows the Board of Directors to grant stock options up to 30,868 shares at a price of $4.79 per share or more on grant date. The grant date is the date is the date of the agreement July 27, 1999. The options would vest from 5 to 8 years from the grant date and expire in 10 years from the vesting of date that the options can be exercised. The vesting date and exercise date can be accelerated under specified circumstances of termination or change in control of the company but must be exercised within 90 days of such an event. The stock options will not affect the change in the capital structure of the company including the merger of sale of assets.

The vesting schedule is as follows with a grant date of July 27, 1999:

5 years from the grant date	15.615 shares
6 years from the grant date	3,151 shares
7 years from the grant date	3,149 shares
8 years from the grant date	3,149 shares

The compensatory plan requires expense accruals each year until the options are exercised or the option termination. The actual and estimated expense based upon projected estimates by management of stock market value is as follows:

Compensation Expense	1999	$2,600
	2000	$5,642
	2001	$10,272
	2002	$15,750
	2003	$22,134
	2004	$27,006
	2005	$31,374
	2006	$36,288

The Company has elected to follow APB Opinion No. 25 (Accounting for Stock Issued to Employees) in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock options approximates or equals the market price of the Company's common stock on the date of grant. If under Financial Accounting Standards Board Statement No. 123 (Accounting for Stock-Based Compensation) the Company determined compensation costs based on the fair value at the grant date for its stock options, the effect on net earnings per share would be immaterial, and therefore not disclosed.

Subsequent Event:

There are proposals from the United States Congress to mandate expense recognition of conversion of stock options at the time the shares are issued for less than current market value. The outcome of these proposals is not known.

(16) Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income. For the Company, such items consist primarily of unrealized gains and losses on marketable equity investments. The changes in the components of other comprehensive income (loss) are as follows:

	Period Ended March 31, (In Thousands) 2002	
	Pre-Tax Amount	Tax Expense Credit
Unrealized loss on securities	(120)	48

(17) Litigation

The Bank is a defendant in a case entitled *Siskiypu Evergreen v. Home Valley Bank.* The case arose from a claim by Siskiyou Evergreen, a bank customer, that Home Valley bank guaranteed funds on a $50,000 returned NSF check that was charged back against the customers account. Home Valley Bank has filed a third party complaint against Bank of America for various failures to comply with banking laws and for negligence on holding the check for three months.

The Bank believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, and the opinion of legal counsel, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the Financial Statements.

(18) Key Man Insurance

The Bank invested in a insurance based investment with Key-Man life insurance on the Chief Executive Officer. The investment provides tax-deferred earnings. The cash value balance of the long-term investment at March 31, 2002 was $469,442.

(19) Operational Issues:

In March of 2002, the Board and Management of the Bank to signed an informal letter of understanding. This informal agreement required the Bank to implement new polices and procedures to correct ongoing operational deficiencies noted in prior internal and external audits. The Bank has taken corrective action.

(20) Dividend Restriction:

The company has a current restriction on paying dividends. Management estimates that this restriction will be resolved within the one to two years. However, future dividends will be dependent on earnings, capital growth and other factors.

PART III - EXHIBITS

INDEX TO EXHIBITS

EX. 2

Filed February 26, 1998
Oregon Secretary of State
Filing No. 619677-83

ARTICLES OF INCORPORATION

HOME VALLEY BANCORP

ARTICLE I

(1) The name of the Corporation is Home Valley Bancorp.

ARTICLE II

(1) The Corporation is authorized to issue 520,000 shares of common stock ("Common Stock").

(2) Holders of Common Stock are entitled to one vote per share on any matter submitted to the shareholders. On dissolution of the Corporation, the holders of Common Stock are entitled to receive the net assets of the Corporation.

ARTICLE III

(1) The Board of Directors (the "Board") shall supervise the business of the Corporation.

(2) The Board shall consist of not more than nineteen (19) and not less than six (6) members. The exact number of directors at any given time shall be fixed within these limits by approval of the directors.

(3) The Board shall be divided into three classes, none of which shall have less than two (2) members, identified as Class 1, Class 2 and Class 3. The term of office of directors in Class 1 shall expire at the first annual meeting of shareholders after their election or when their successors are qualified and elected. The term of office of directors in Class 2 shall expire at the second annual meeting of shareholders after their election or when their successors are qualified and elected. The term of office of directors in Class 3 shall expire at the third annual meeting of shareholders after their election or when their successors are qualified and elected. At each meeting thereafter, the number of directors equal to the number in the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting or until their successors are qualified and elected. If the number of directors serving on the Board is increased, the additional director seats shall be apportioned among Class 1, Class 2 and Class 3 such that the number of directors in each Class is as nearly equal as possible.

(4) The shareholders of the Corporation may remove one or more directors only for cause, and only by a vote of two-thirds of the shareholders entitled to vote on the matter. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director. The notice of such meeting must state that the purpose, or one of the purposes, of the meeting is the removal of the director. For the purposes of

this Article, "cause" shall mean (i) any breach of a director's duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions of a director which are not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any distribution to a director which is unlawful under the provisions of ORS 60.367, or (iv) any transaction with the Corporation from which the director derived an improper or illegal personal benefit.

(5) Any directorship to be filled by reason of a vacancy on the Board due to a resignation or any other cause, including a vacancy resulting from an increase in the number of director seats, shall be filled by the affirmative vote of a majority of all the directors in office as of the date the vacancy is filled. Such vacancy shall be filled by the Board for the unexpired term of such vacancy at the first regular meeting of the Board after the vacancy occurs, or at a special meeting of the Board called for that purpose. The power to fill vacancies on the Board shall reside exclusively with the Board.

(6) The directors of the Corporation may remove one or more directors with or without cause by a two-thirds vote of the directors in office at the time of the vote.

(7) Notwithstanding any other provisions of these Articles of Incorporation or the bylaws of the Corporation, the provisions of this Article III may not be amended or repealed, and no provisions inconsistent herewith may be adopted by the Corporation, without the affirmative vote of seventy-five percent (75%) of all of the votes entitled to be cast on the matter.

ARTICLE IV

(1) The provisions of the Oregon Control Share Act, ORS 60.801 to 60.816, which are in effect as of the date of filing of these Articles of Incorporation are hereby incorporated into these Articles of Incorporation by this reference as if fully set forth herein in full.

(2) When evaluating any offer, proposal or plan to (a) merge, consolidate or combine the Corporation and/or any of its subsidiaries in any way with any other corporation, entity or affiliate thereof, or to (b) sell all or substantially all of the Corporation and/or any of its subsidiaries or assets to any other corporation, entity or affiliate thereof, the Board may, in determining what it believes to be in the best interests of the Corporation, give due consideration to (i) the social, legal and economic effects of the offer, proposal or plan on employees, customers and suppliers of the Corporation and on the communities and geographical areas in which the Corporation and its subsidiaries operate, (ii) the present state of and the possible future prospects for the economy of the state and the nation, (iii) the long-term as well as the short-term interests of the Corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the Corporation, and (iv) other relevant factors.

(3) Notwithstanding any other provisions of these Articles of Incorporation or the bylaws of the Corporation, the provisions of this Article IV may not be amended or repealed, and no provisions inconsistent herewith may be adopted by the Corporation, without the affirmative vote of seventy-five percent (75%) of all of the votes entitled to be cast on the matter.

ARTICLE V

(1) No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for (i) any breach of a director's duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions of a director which are not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any distribution to a director which is unlawful under the provisions of ORS 60.367, (iv) any transaction with the Corporation from which the director derived an improper or illegal personal benefit, or (v) any act or omission for which such elimination of liability is not permitted under the Act.

(2) No amendment to the Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission occurring prior to the effective date of the amendment.

(3) If the Act or other Oregon law is amended to authorize the elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be so eliminated or limited to the fullest extent permitted by the Act or by Oregon law as so amended.

ARTICLE VI

(1) The Corporation shall indemnify to the fullest extent not prohibited by the Act or other law any current or former director of the Corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including an action, suit or proceeding by or in the right of the Corporation, by reason of the fact that such person was or is a director, employee or agent of the Corporation or any of its subsidiaries, or was or is a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation or any of its subsidiaries, or serves or served at the request of the Corporation as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise.

(2) The Corporation may, but shall have no obligation to, reimburse or pay for the reasonable expenses incurred by any such current or former director in any such action, suit or proceeding in advance of the final disposition of the same. Prior to such reimbursement or payment the director shall set forth in writing (i) the director's good

faith belief of entitlement to indemnification under this Article, and (ii) the director's agreement to repay all advances if it is ultimately determined that the director is not entitled to indemnification.

(3) No amendment to this Article that limits the Corporation's obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later of the effective date of the amendment or the date on which notice of the amendment is given to the person. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers, employees, agents and fiduciaries that may be part of or included in any statute, bylaw, agreement, general or specific action of the Board, vote of shareholders or other document or arrangement. The Corporation may enter into written agreements of indemnification.

(4) Notwithstanding any other provisions of these Articles of Incorporation or the bylaws of the Corporation, the provisions of this Article VI may not be amended or repealed, and no provisions inconsistent herewith may be adopted by the Corporation, without the affirmative vote of seventy-five percent (75%) of all of the votes entitled to be cast on the matter.

ARTICLE VII

(1) Unless otherwise permitted by the Board, any business, including without limitation nominations of directors, may be properly brought before an annual shareholders meeting, or before any special meeting of shareholders, by a shareholder only upon the shareholder's timely notice in writing to the secretary of the Corporation. To be timely, a shareholder's written notice must be physically received at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) calendar day following the day on which notice or disclosure of the date of the meeting if given or made to shareholders.

(2) A shareholder's notice under this Article VII shall set forth (i) a brief description of each matter desired to be brought before the meeting and the reason for conducting such business at the meeting, (ii) the name and address of the proposing shareholder, (iii) the class and number of shares of stock of the Corporation which are beneficially owned by the proposing shareholder, (iv) any material interest of the shareholder in the business proposed, and (v) as for each person whom the shareholder proposes to nominate for election as a director (a) the name, age, business address, and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number or shares of stock, if any, of the Corporation which are beneficially owned by such person, (d) the proposed nominee's written consent, and (e) any other information relating to such person that is required to be disclosed or is otherwise required by any applicable law.

(3) Notwithstanding any other provisions of these Articles of Incorporation or the bylaws of the Corporation, the provisions of this Article VII may not be amended or repealed, and no provisions inconsistent herewith may be adopted by the Corporation, without the affirmative vote of seventy-five percent (75%) of all of the votes entitled to be cast on the matter.

ARTICLE VIII

The street address and the mailing address of the initial registered office of the Corporation is 103 South Kerby, Cave Junction, Oregon 97523 and the name of its initial registered agent is Robert J. Ward.

ARTICLE IX

The name and address of the incorporator is Bennett H. Goldstein, Attorney at Law, 2548 SW St. Helens Court, Portland, Oregon 97201.

ARTICLE X

The mailing address for notices to the Corporation is c/o Bennett H. Goldstein, Attorney at Law, 2548 SW St. Helens Court, Portland, Oregon 97201.

Date: February 25, 1998.

Bennett H. Goldstein, Incorporator

COPY p.2

Phone: (503) 986-2200
Fax: (503) 378-4381

Secretary of State
Corporation Division
255 Capitol St. NE, Suite 151
Salem, OR 97310-1327

Articles of Amendment—Business/Professional/Nonprofit

Check the appropriate box below:

☒ BUSINESS/PROFESSIONAL CORPORATION
(Complete only 1, 2, 3, 4, 6, 7)

☐ NONPROFIT CORPORATION
(Complete only 1, 2, 3, 5, 6, 7)

For office use only

FILED
MAY 1 2000
OREGON
SECRETARY OF STATE

Registry Number: 619677-83

Attach Additional Sheet if Necessary
Please Type or Print Legibly in **Black** Ink

1) NAME OF CORPORATION PRIOR TO AMENDMENT HOME VALLEY BANCORP

2) STATE THE ARTICLE NUMBER(S) AND SET FORTH THE ARTICLE(S) AS IT IS AMENDED TO READ. (Attach a separate sheet if necessary.)
See attached.

3) THE AMENDMENT WAS ADOPTED ON: April 6, 2000
(If more than one amendment was adopted, identify the date of adoption of each amendment.)

BUSINESS/PROFESSIONAL CORPORATION ONLY

4) CHECK THE APPROPRIATE STATEMENT

☒ Shareholder action was required to adopt the amendment(s). The vote was as follows:

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST
common	308,687	308,687	174,316	62,396

☐ Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the board of directors without shareholder action.

☐ The corporation has not issued any shares of stock. Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the incorporators or by the board of directors.

NONPROFIT CORPORATION ONLY

5) CHECK THE APPROPRIATE STATEMENT

☐ Membership approval was not required. The amendment(s) was approved by a sufficient vote of the board of directors or incorporators.

☐ Membership approval was required. The membership vote was as follows:

Class(es) entitled to vote	Number of members entitled to vote	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST

6) EXECUTION

Printed Name: Robert J. Ward
Signature: [signature]
Title: President and CEO

7) CONTACT NAME: Robert J. Ward
DAYTIME PHONE NUMBER: (541) 955-7082

FEES

Make check for $10 payable to "Corporation Division."

NOTE: Filing fees may be paid with VISA or MasterCard. The card number and expiration date should be submitted on a separate sheet for your protection.

ATTACHMENT TO FORM CR113

April 12, 2000

At the Annual Meeting of Shareholders of Home Valley Bancorp held on Thursday, April 6, 2000 the holders of more than 50% of the issued and outstanding shares of the common stock of Home Valley Bancorp entitled to vote on the matter approved the following Resolution:

> **RESOLVED:** Article II of the Articles of Incorporation of Home Valley shall be amended to increase the number of authorized shares of common stock from 520,000 to 1,520,000.

As amended, Article II now states:

"The Corporation is authorized to issue 1,520,000 shares of common stock ('Common Stock')."

BYLAWS OF HOME VALLEY BANCORP

ARTICLE I - SHAREHOLDER MEETINGS

1.1 Annual Meeting. The annual meeting of shareholders shall be held within 120 days after the close of the fiscal year of Home Valley Bancorp (hereinafter, the "Corporation"), for the election of directors and the transaction of any other business, at such time and place as is permissible under the laws of Oregon and as may be determined by the Board of Directors. If for any cause an election of directors is not held on the day fixed by this Section, such meeting shall be adjourned to some future date within thirty (30) days of the annual meeting date. Business may be brought before the annual meeting by shareholders as provided in the Articles of Incorporation of the Corporation.

1.2 Special Meeting. Special meetings of shareholders may be called by the Chief Executive Officer, a majority of the Board of Directors, or upon request of not less than three shareholders who represent in the aggregate not less than one-third of the capital stock of the Corporation. Notice of all special meetings shall state specifically the purposes thereof. No business other than that specified in said notice shall be transacted at any special meeting unless all shareholders of the Corporation are present either in person or by proxy, and the holders of not less than two-thirds of all stock shall consent thereto.

1.3 Notice of Meetings. Written or printed notice stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called shall be delivered by the Secretary of the Corporation not less than ten (10) days, but not more than fifty (50) days, before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his or her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

1.4 Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make determination of shareholders for any other proper purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in the case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken.

1.5 Proxies. Shareholders may vote at any meeting by proxy. Every proxy shall be in writing, dated, and signed by the shareholder granting the same, shall be valid for only one meeting to be specified therein, or any adjournment thereof, shall specify one or more proxyholders by name, and shall be revocable by the shareholder granting it at any time prior to its exercise.

1.6 Quorum. At all meetings of shareholders, the holders of a majority of the capital stock of the Corporation issued and outstanding, present either in person or by proxy, shall constitute a quorum and shall be necessary for the transaction of business, but less representation may adjourn such meetings to a time certain. At any legally constituted meeting of shareholders action by the holders of a majority of the shares of stock represented shall control unless otherwise provided for in these bylaws or by law.

1.7 Vote. At all meetings of shareholders, each shareholder shall be entitled to one vote for each share of stock held by such shareholder on the record date for such meeting.

1.8 Articles of Incorporation. All provisions of this Article I of the Bylaws of the Corporation are subject to the Articles of Incorporation of the Corporation. In the event of any conflict between this Article I of the Bylaws and any provision of the Articles of Incorporation, the Articles of Incorporation shall control.

ARTICLE II - DIRECTORS

2.1 Responsibilities. The business of the Corporation shall operate under the supervision of the Board of Directors.

2.2 Number and Term. The number and terms of service of the members of the Board of Directors shall be as provided in the Articles of Incorporation of the Corporation.

2.3 Organization. Within one month from the date of its election, the Board of Directors shall meet for the purpose of organization and election of executive officers and a chairman of the Board hereinafter specified. No director shall take office prior to qualifying and taking an oath of office as required by law.

2.4 Regular Meetings. The Board of Directors shall hold a regular meeting at least once every calendar quarter on such dates as may be fixed by the Chairman of the Board and the Chief Executive Officer, on not less than five (5) days notice. At every such meeting, the Chief Executive Officer or President shall submit a report, in such detail as the Board may specify, concerning business activities since the last report, including loans or other extensions of credit to officers, directors, and employees thereof. The Board of Directors shall examine and pass upon such report and make the same a part of the record of such meeting, by recording the same in full in the minutes, and such record shall show their approval or disapproval of the same and be subscribed to by each director present at such meeting.

2.5 Special Meetings. Special meetings of the Board of Directors may be held from time to time upon the call of the Chairman of the Board, the Chief Executive Officer, or not less than one-half of the duly elected, qualified and acting directors. Notice of such meeting shall be given by the person or persons calling the same, by mail not less than five (5) days before the time fixed for such meeting. The presence of any director shall constitute a waiver of the notice of such meeting. Notice of all special meetings shall state specifically the purposes thereof.

2.6 Oregon Law. Nothing in this Article II shall preclude the Board of Directors from meeting, voting or otherwise acting as the Board of Directors of the Corporation with respect to the business of the Corporation in any manner permitted under Oregon law.

2.7 Quorum. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business.

2.8 Employment of Officers. The Board of Directors shall authorize the employment and compensation of all officers of the Corporation.

2.9 Director Attendance. All directors shall attend each meeting of the Board of Directors. If unable to attend, the director will be given an excused or unexcused absence by a majority of the directors. If any director has a total of three (3) unexcused absences within the operating year (between annual meetings) such director shall cease to be a member of the Board of Directors, which shall thereafter declare a vacancy which may be filled in the usual manner.

2.10 Retirement. No person shall be eligible for nomination, election or re-election as a director of the Corporation who has attained the age of seventy (70) years. Any director who attains the age of seventy (70) years while serving a term in office as a director shall retire at the expiration of that term. This Section 2.10 shall not apply to a director who is also an employee of the Corporation.

ARTICLE III - COMMITTEES

3.1 Committees. The Board of Directors may establish one or more committees in its sole discretion, which shall have such duties as may be delegated by the Board.

3.2 Term and Purposes. All committees established by the Board of Directors shall exist for such time and for such purposes as it determines.

ARTICLE IV - OFFICERS

4.1 Officers. The officers of the Corporation shall be a President, who shall be a member of the Board of Directors, a Chief Executive Officer, and one or more Vice

Presidents. One of the above officers shall be designated Secretary. Other officers may be appointed by the Board of Directors from time to time. One individual may serve as both President and Chief Executive Officer.

4.2 Terms of Office. The Chief Executive Officer, the President, any Vice Presidents, and the Secretary shall hold office for the current year for which they shall be appointed, or as provided under any written employment agreements, unless and until they shall resign, become disqualified or be removed. Any vacancies occurring in any of these offices shall be filled by the Board of Directors.

4.3 Duties of the Chief Executive Officer and President. The Chief Executive Officer and President shall perform such duties as the Board of Directors may from time to time prescribe or as may be required by law.

4.4 Duties of Secretary. The Secretary shall keep a complete record of the proceedings of all meetings of shareholders and directors, shall have custody of the corporate seal, if any, shall attest the signature of the Corporation and affix the seal when required to do so in the usual course of business and pursuant to law, and shall perform all other duties as the Board of Directors may from time to time prescribe or as may be required by law.

ARTICLE V - CORPORATE STOCK

5.1 Shares of Stock. The shares of stock of the Corporation may be represented by stock certificates, signed by both the Chief Executive Officer and the Secretary of the Corporation, with the corporate seal, if any, affixed. In the absence of the signature of the Secretary, any Vice President may provide the second signature. Each stock certificate shall state upon the face thereof that it is transferable only on the books of the Corporation.

5.2 Stock Certificates. Certificates of stock shall be numbered and registered in the order in which they are issued. All certificates shall be issued in consecutive order therefrom and the Corporation shall maintain records of the number of each certificate, the name of the person owning all shares therein represented, the number of shares represented thereby, and the date of the issuance thereof. All certificates exchanged or returned to the Corporation shall be marked "cancelled," the date of cancellation shall be noted thereon, and the certificate shall be retained.

5.3 Stock Transfers. The shares of stock of the Corporation shall be transferable and assignable only upon the books of the Corporation. No new stock certificate shall be issued until the old certificate has been properly assigned, transferred, and surrendered for cancellation.

5.4 Lost Certificate. If any certificate is accidentally destroyed or lost, upon satisfactory proof of such destruction or loss and the receipt of satisfactory indemnity from the shareholder, the Board of Directors may authorize issuance of a new certificate.

ARTICLE VI - INDEMNIFICATION

6.1 Indemnification. The Corporation shall indemnify officers and directors of the Corporation to the fullest extent permitted under law.

ARTICLE VII - GENERAL PROVISIONS

7.1 Real Estate. All instruments for the purpose of transferring and conveying real estate or any agreement involving real estate shall be executed in the name of the Corporation under authority of a resolution by the Board of Directors, signed by the Chief Executive Officer or President, with the corporate seal affixed when required.

7.2 Satisfaction of Mortgages. Mortgages, trust deeds and security agreements, upon payment thereof, may be released by the Chief Executive Officer or to the extent directed by the Chief Executive Officer. Such releases may be made in any manner as now or may hereafter be provided by law.

7.3 Signing Authorization. All checks, drafts, vouchers or other obligations representing the current expenses and current business transactions of the Corporation shall be signed by the Chief Executive Officer, or by such officer or employee of the Corporation as may be designated by the Chief Executive Officer. The Corporation shall not be liable upon any obligation that does not arise in the ordinary course of business as a current transaction, unless the same is authorized by a resolution of the Board of Directors.

7.4 Records. The organization papers of the Corporation, records of proceedings at all regular and special meetings of the Board of Directors, the Bylaws and all changes and all amendments thereof, the reports of committees, and all other proceedings shall be recorded in detail in the minutes book. Every official communication from any State of Oregon regulatory authority shall be noted in the minutes as required by law. The minutes of each meeting of the Board of Directors shall be signed by all directors who were in attendance and in addition thereto attested by the Secretary.

7.5 Inspection of Bylaws. A copy of the Bylaws of the Corporation and all amendments thereto shall be kept in a convenient place at the head office of the Corporation and made accessible to any stockholder during regular hours of business of the Corporation.

7.6 Amendments of Bylaws. The Bylaws may be amended, altered or repealed at any regular or special meeting of the shareholders, or at any regular or special meeting of the Board of Directors by a vote of a majority of the number of directors on the Board of Directors at the time of such vote.

7.7 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

7.8 Articles of Incorporation. Each and every provision of these Bylaws is subject to the Articles of Incorporation of the Corporation. In the event of a conflict between the Bylaws and the Articles of Incorporation, the Articles of Incorporation shall control.

Date of Adoption: February 26, 1998.

EX. 4

SUBSCRIPTION AGREEMENT

HOME VALLEY BANCORP

The undersigned hereby agrees to purchase, and hereby subscribes for, the number of shares of Home Valley Bancorp common stock (the "Stock"), at the offering price of $9.00 per share, for the aggregate purchase price set forth below. I understand and agree that if I was a shareholder of Home Valley Bancorp as of January 1, 2002, my minimum Stock purchase is 200 shares, and that if I was not a shareholder as of that date, my minimum Stock purchase is 1,000 shares.

The undersigned further affirms and attests that the undersigned has received and read the Offering Circular of August 15, 2002, and understands the disclosures, including the Risk Factors, contained in the Offering Circular.

Number of Shares: __________ x $9.00 per Share = Total Enclosed: $__________.

This subscription agreement is irrevocable once received by Bancorp. The Board of Directors of Bancorp may release, compromise or settle any subscription, or any claim or action arising out of such subscription, on such terms and conditions as the Board may determine.

NAME AND ADDRESS

REGISTER SHARES IN THE FOLLOWING NAME(S):

____

____

____
Street Address

____
City, State and Zip Code

____
SIGNATURE

____
ADDITIONAL SIGNATURE

____
Date Telephone

____
Social Security Number; Tax I.D. Number

BANCORP USE ONLY

Receipt of $__________ is hereby acknowledged as of _______, 2002.

____
Signature

[ ] This subscription is ACCEPTED as of _____, 2002.

Subs. No.____________

[ ] This subscription is REJECTED as of _____, 2002.

____
Signature

EXH. 6(C)

HOME VALLEY BANCORP
1999 INCENTIVE STOCK OPTION PLAN

Date of Adoption by Board of Directors: February 24, 1999.

Date of Approval by Shareholders: April 13, 1999.

1. Purpose. The purpose of this 1999 Incentive Stock Option Plan (the "Plan") is to enable Home Valley Bancorp (the "Company") to attract and retain experienced and able employees of the Company and to provide an incentive to these individuals to exert their best efforts for the Company and its shareholders. As used herein "Company" includes any parent corporation, subsidiary or other affiliate of the Company.

2. Types of Stock Options Available. The Board of Directors of the Company (the "Board") is authorized to make two kinds of stock option grants of the common stock ("Stock") of the Company: (i) grants of Incentive Stock Options and (ii) grants of Non-Statutory Stock Options. Such grants shall be made subject to the conditions and restrictions set forth in Section 7 of the Plan. As used herein, "Board" includes any committee of the Board established to administer the Plan.

3. Administration.

3.1 Board of Directors. The Board shall administer the Plan, and shall determine and designate the persons to whom grants shall be made and the amounts, terms and conditions of such grants. Subject to the provisions of the Plan, the Board may adopt or amend rules and regulations for the administration of the Plan. The interpretation and construction of the Plan by the Board shall be final and conclusive. The Board may delegate to a committee of the Board authority to administer the Plan; provided, that only the Board, and not a committee, may amend or terminate the Plan as provided elsewhere herein.

3.2 Stock Valuation. Whenever the operation of the Plan or applicable law requires that the fair market value of the Stock be determined, the fair market value shall be established in accordance with methods chosen by the Board in its discretion and in accordance with its fiduciary duties.

4. Eligibility. Stock option grants may be made under the Plan to officers and key employees of the Company whom the Board believes have made or will make an essential contribution to the Company. In addition, non-employee directors of the Company shall be eligible for stock option grants under the Plan.

5. Shares Subject to the Plan. The total number of shares of Stock that may be issued upon the exercise of all options granted under the Plan shall at no time exceed in the aggregate five percent (5%) of the total of all issued and outstanding shares of

Company common stock. If any option under the Plan expires or is canceled or terminated and is unexercised in whole or in part, the shares of Stock allocable to the unexercised portion shall again become available for awards under the Plan. Stock issued under the Plan may be subject to such restrictions on transfer, repurchase rights, or other restrictions as are determined by the Board. The certificates representing such Stock shall include language stating such restrictions as determined by the Board.

6. Effective Date and Duration of Plan.

6.1 Effective Date. The Plan shall become effective (the "Effective Date") upon the approval of a resolution by a majority of the shareholders of the Company ratifying the adoption of the Plan by the Board. Grants may be made under the Plan at any time after the Effective Date and before termination of the Plan.

6.2 Duration of the Plan. The Plan shall continue in effect until, in the aggregate, options have been awarded and exercised with respect to all Stock subject to the Plan under paragraph 5 (subject to any adjustments under paragraph 10). The Board may suspend or terminate the Plan at any time except with respect to options then outstanding under the Plan. Termination shall not affect any right of the Company to repurchase shares or the forfeitability of shares issued under the Plan.

7. Stock Option Grants.

7.1 Power of Board of Directors. The Board may, from time to time, take the following actions, separately or in combination, under the Plan: (i) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"); and (ii) grant options other than Incentive Stock Options (hereinafter "Non-Statutory Stock Options"). The Board shall specify the action taken with respect to each person granted an option under the Plan, and shall specifically designate each option granted under the Plan as an Incentive Stock Option or a Non-Statutory Stock Option. All such grants are subject to the restrictions described elsewhere in the Plan

7.2 General Rules Relating to Grants of Stock Options.

7.2.1 Time of Exercise. Except as provided in paragraph 9, stock options granted under the Plan may be exercised over the period stated in each option in amounts and at times prescribed by the Board and stated in the option, provided that options shall not be exercised for fractional shares. If the optionee does not exercise an option in any period with respect to the full number of shares to which the optionee is entitled in that period, the optionee's rights shall be cumulative and the optionee may purchase those shares in any subsequent period during the term of the option.

7.2.2 Discretion of Board. Subject to any restrictions under applicable law, the Board shall have the broadest possible discretion to determine the particular terms and conditions of each stock option grant made under the Plan. Such terms and conditions may relate to, without limitation: (i) the vesting of the option over time; (ii) the time of exercise of the option; and (iii) the forfeitability of the option grant upon certain conditions, including termination of employment. In addition, the Company may require, as a condition of the grant, that the grantee shall remain in the employment of the Company for a specified period, and that the grantee shall be bound by post-employment non-competition provisions. All such terms and conditions shall be specified in the written form of grant, which shall be countersigned by the grantee. Nothing in the Plan shall require the Board to make identical stock option grants to employees with the same rank or class within the Company, or to make grants to each member of the same rank or class. Each stock option grant shall contain such terms and conditions as are appropriate to the specific and unique circumstances of each grantee.

7.2.3 Purchase of Shares. Shares may be purchased or acquired pursuant to an option only on receipt by the Company of notice in writing from the optionee of the optionee's intention to exercise, specifying the number of shares the optionee desires to purchase and the date on which the optionee desires to complete the transaction, which may not be more than 30 days after receipt of the notice. On or before the date specified for completion of the purchase, the optionee must have paid the Company the full purchase price in cash, in shares of Stock previously acquired by the optionee valued at fair market value, or in any combination of cash and shares of Stock. No shares shall be issued until full payment has been made. Each optionee who has exercised an option shall, on notification of the amount due, if any, and prior to or concurrently with delivery of the certificates representing the shares for which the option was exercised, pay to the Company amounts necessary to satisfy any applicable federal, state, and local withholding tax requirements. If additional withholding becomes required beyond any amount deposited before delivery of the certificates, the optionee shall pay such amount to the Company on demand. If the optionee fails to pay the amount demanded, the Company shall have the right to withhold that amount from other amounts payable by the Company to the optionee, including salary, subject to applicable law. The optionee exercising the option shall be solely responsible for payment of federal income taxes and other taxes for which optionee is liable as a result of the exercise.

7.2.4 Vesting. All stock options granted under the Plan shall fully vest on the date of grant, unless the terms of the grant expressly provide otherwise.

7.3 Incentive Stock Options. Incentive Stock Options shall be subject to the following additional terms and conditions:

7.3.1 Limitation on Amount of Grants. No employee may be granted Incentive Stock Options under the Plan such that the aggregate fair market value on the date of grant of the Stock with respect to which Incentive Stock Options are exercisable for the first time by that employee during any calendar year, under the Plan and under any other incentive stock option plan (within the meaning of Section 422 of the Code) of the Company or any parent or subsidiary of the Company, exceeds $100,000.

7.3.2 Option Price. The option exercise price per share under each option granted under the Plan shall be determined by the Board, but the option price with respect to an Incentive Stock Option shall be not less than 100 percent of the fair market value of the shares of Stock covered by the option on the date the option is granted.

7.3.3 Duration of Options. Subject to paragraphs 7.3.4 and 9, each option granted under the Plan shall continue in effect for the period fixed by the Board, except that no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

7.3.4 Limitations on Grants to 10 Percent Shareholders. An Incentive Stock Option may be granted under the Plan to an employee of the Company, or of any parent or subsidiary of the Company, possessing more than 10 percent of the total combined voting power of all classes of stock of the Company, or of any parent or subsidiary of the Company, only if (i) the option price is at least 110 percent of the fair market value of the Stock subject to the option on the date it is granted, and (ii) the option by its terms is not exercisable after the expiration of five years from the date it is granted.

7.3.5 Limitation on Time of Grant. No Incentive Stock Option may be granted on or after the tenth anniversary of the Effective Date.

7.4 Non-Statutory Stock Options. Non-Statutory Stock Options shall be subject to the following additional terms and conditions:

7.4.1 Option Price. The option exercise price per share for a Non-Statutory Stock Option granted under the Plan shall be determined by the Board, but the option price with respect to a Non-Statutory Stock Option shall be not less than 100 percent of the fair market value of the shares of Stock covered by the option on the date the option is granted.

7.4.2 Duration of Options. Non-Statutory Stock Options granted under the Plan shall continue in effect for the period fixed by the Board.

8. Nontransferability. Options granted under the Plan shall be nonassignable and nontransferable by the holder except by will or by the laws of descent and distribution applicable to the holder's estate, and shall be exercisable during the holder's lifetime only by the holder.

9. Impact of Termination of Employment on Option Grants.

9.1 Retirement or General Termination. Unless otherwise determined by the Board, if an employee's employment by the Company is terminated by retirement or for any reason other than in the circumstances specified in 9.2 below, any option held by the employee may be exercised at any time prior to its expiration date or the expiration of 90 days after the date of the termination, whichever is the shorter period, but only if and to the extent the employee was entitled to exercise the option on the date of termination. The transfer of an employee by the Company or any parent or subsidiary of the Company to the Company or any parent or subsidiary of the Company shall not be considered a termination for purposes of the Plan.

9.2 Death or Disability. Unless otherwise determined by the Board, if an employee's employment by the Company is terminated because of death or physical disability (within the meaning of Section 22(e)(3) of the Code), any option held by the employee may be exercised at any time prior to its expiration date or the expiration of one year after the date of termination, whichever is the shorter period, for the greater of (a) the number of remaining shares for which the employee was entitled to exercise the option on the date of termination or (b) the number of remaining shares for which the employee would have been entitled to exercise the option if such option had been 50 percent exercisable on the date of termination. If an employee's employment is terminated by death, any option held by the employee shall be exercisable only by the person or persons to whom the employee's rights under the option pass by the employee's will or by the laws of descent and distribution applicable to the employee's estate.

9.3 Termination of Unexercised Rights. To the extent an option held by any deceased employee or by any employee whose employment is terminated is not exercised within the limited periods provided above, all further rights to exercise the option shall terminate at the expiration of such periods.

10. Adjustments. If the Board determines that an adjustment in the number of shares of Stock subject to outstanding grants of options is required in order to prevent the dilution or enlargement of the benefits, or potential benefits, which the Board intended to be made available under the Plan, the Board may make such adjustments as it deems equitable. Any such adjustments made by the Board shall be final. Examples of events which may require an adjustment include, without limitation: (i) the issuance of a stock dividend; (ii) a stock split or reverse stock split; and (iii) a recapitalization, reorganization, merger, consolidation, merger, split-up, spin-off, combination, repurchase, exchange of shares or other corporate transaction or event involving or affecting the Stock. The adjustments which the Board may make include, without limitation: (i) adjusting the number or percentage of shares of Stock with respect to which grants may be made; (ii) adjusting the number of shares of Stock subject to outstanding awards, including issued but unexercised option grants; and (iii) adjusting the exercise price of any issued but unexercised option grants, or where appropriate, providing for a cash payment to the holder of an outstanding grant. In the event of a stock split, the adjustment to the number of shares of Stock covered by an existing, unexercised stock option grant shall be mandatory, not discretionary.

11. Change of Control. Notwithstanding any other provision of the Plan or of the terms of a specific grant to the contrary, on the effective date of any Change of Control of the Company any grant of a Stock option under the Plan which is not vested shall vest immediately and fully. As used herein, "Change of Control" means (i) the

acquisition of twenty-five percent (25%) or more of the voting securities of the Company by any person, or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or (ii) any such acquisition of a percentage between ten percent (10%) and twenty-five percent (25%) of such voting securities if any of the Board, the Comptroller of the Currency, the Federal Deposit Insurance Corporation or the Federal Reserve Bank have made a determination that such acquisition constitutes or will constitute control of the Company. The term "person" means an individual, corporation, bank, bank holding company, or other entity, but excludes any employee stock ownership plan established for the benefit of employees of the Company or any of its subsidiaries or other affiliates.

12. Amendment of Plan. The Board may at any time amend the Plan to comply with changes in the law or for any other reason. Amendments to the Plan shall not be submitted to the shareholders of the Company for approval except at the discretion of the Board, unless applicable law requires shareholder approval of the amendment or amendments, except that shareholder approval shall be required to increase the total number of shares of Stock subject to issuance through the exercise of option grants made under the Plan. Except as provided in paragraph 10, however, no change in an option already granted shall be made without the written consent of the option holder.

13. Approvals. The obligations of the Company under the Plan may be subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations in connection with any grants made under the Plan. The Company shall not be obligated to issue or deliver shares of Stock under the Plan if the Company is advised by legal counsel that doing so would violate applicable state or federal laws.

14. Employment Rights. Nothing in the Plan or any grant pursuant to the Plan shall confer on a Company employee any right to be continued in the employment of the Company, or shall interfere in any way with the right of the Company to terminate such employee's employment at any time, with or without cause.

15. Rights as a Shareholder. A holder of an option grant shall have no rights as a shareholder with respect to any shares covered by the option until the date of issue of a stock certificate to him or her for such shares. Except as otherwise provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the date of such stock certificate.

HOME VALLEY BANK EMPLOYMENT AGREEMENT
WITH ROBERT J. WARD

THIS EMPLOYMENT AGREEMENT is made as of the 16 day of December, 1997 and is between HOME VALLEY BANK, a corporation organized and existing under the laws of the State of Oregon ("Bank"), acting upon authority of its Board of Directors ("Board"), and ROBERT J. WARD (hereinafter referred to as "Employee").

RECITALS

Bank has employed Employee for a number of years as its Executive Vice President/Cashier, and Bank and Employee now want to express this employment relationship in modified terms in a written agreement; and

The Board and Employee have agreed that Employee will be employed by Bank on the terms and conditions set forth in this Agreement; and

IN CONSIDERATION of the foregoing, and the mutual covenants and agreements herein, and for other good and valuable consideration, the parties agree with each other as follows:

1. Employment Relationship and Work: Employee is the employee of Bank and is to provide services for Bank as its Executive Vice President/Cashier, and as further provided below:

a. Specific Types of Services: The services of Employee include but are not limited to those set forth in Exhibit "A" hereto.

b. Work Hours and Place of Employment: Unless otherwise set by Bank, Employee shall work at such hours and locations as Employee deems appropriate.

c. Miscellaneous: Unless Employee is notified to the contrary by the Bank~~, the primary contact between the~~ Bank and Employee is ~~the President and Chief Executive Officer~~ of the Bank. Bank s~~hall provide Employee with an office~~, staff and equipment as reasonably necessary to perform his duties hereunder. CHAIRMAN OF THE BOARD RJW JN

d. Compensation for Services: The compensation of Employee for rendition of services hereunder shall be as follows:

(1) Monthly Base Salary: Employee shall be paid Six Thousand Five Hundred Dollars ($6,500.00) per calendar month, subject to the following:

(a) Partial Month: The current monthly base salary shall be prorated for any part of any month in which the base salary is owing Employee.

(b) Annual Adjustment: The monthly base salary shall be adjusted as of January of each year, beginning in 1998, by a percentage equal to the cumulative annual percentage change, if any, in the Consumer Price Index (i.e. "CPI") published by the United States Bureau of Labor Statistics for the period of January 1 through December 31 of the immediately preceding calendar year (beginning with calendar year 1997), subject to the following:

(1) The CPI shall be that index entitled "Portland, Oregon All Urban Consumers" (or any substitution for such index as may be in effect hereafter).

(2) The adjustment shall be determined as soon as reasonably possible after the end of each calendar year and after being determined shall be applied on a pro-rata basis to the remaining monthly payments owing Employee during the calendar year in which the adjustment is made.

(3) The adjustment shall be determined by the Employee, who shall provide the Board with a true copy of the official federal documentation indicating the amount of the CPI adjustment for the applicable calendar year. The Employee shall also provide the Board with the detail concerning how the Employee proposes to have the above pro-rata payments applied to the monthly base salary for the year the adjustment is to be made.

(4) The Board shall implement the above adjustment, if it agrees with the information so provided by the Employee, not later than 45 days after receiving such information.

(2) Annual Cash Bonus: The Employee may be paid an annual cash bonus if and as so determined by the Board in its sole discretion. The Board unilaterally shall establish such a bonus plan by not later than January 31, 1998, and the same shall be incorporated herein by reference.

(3) Deferred Compensation: Except as provided in Section 2.d., below (relating to termination), in regard to deferred compensation for the Employee, there shall be a Selective Retirement Plan Agreement (the "Plan") as the same is approved by the Bank for the Employee. The Bank is hereby obligated to be committed to fund 100% of the Plan by the ninth anniversary of the Agreement herein, subject to the Employee being employed hereunder by said anniversary date, and also subject to the following:

(a) The Bank shall pay the first 20% of the cost of the Plan as due; and

(b) For each full calendar year beginning with the year 1998, in which the Agreement herein is in effect, the Bank hereby agrees to commit to pay an added 10% of the cost of the Plan (and whether or not the actual cost is 10% thereof in any such calendar year). (The foregoing agreement by the Bank to commit to make payment is not an agreement to make an agreement, but is fully enforceable and in effect as provided herein.)

(4) Miscellaneous Benefits and Protections: Except as provided in Section 2.d., below (relating to termination), the following miscellaneous benefits and protections shall be provided by the Bank:

(a) Disability income insurance premiums as agreed upon by the Board shall be paid for the Employee while this Agreement is in effect.

(b) The Employee shall receive four weeks of paid vacation during each calendar year, which shall be carried over to the extent allowed other Bank employees.

(c) Medical/dental/vision health insurance shall be paid by the Bank for dependents of the Employee, provided any such may be terminated by the Board if by law the same cannot be paid without the Bank being required to pay any or all the same to the dependents of all or substantially all other Bank employees.

(d) To the extent not increased in scope or nature, or referred to, as provided herein, Employee shall receive those benefits granted other Bank employees and shall be subject to all Bank policies and directives as established by the Board from time to time.

(e) The Bank agrees to indemnify the Employee as an officer and as a director of the Bank to the greater of either 1 the indemnification authorized by ORS 707.744 to 707.764 (as now written and hereafter in effect), or 2 the indemnification as provided by the Bank's corporate bylaws insofar as the provisions thereof are in compliance with applicable law.

(f) The Bank agrees to obtain and keep in effect directors' and officers' liability insurance at all times this Agreement is in effect. The amount of such coverage shall be in a reasonable amount, as determined by the Board, and shall be from a company licensed to do business in Oregon.

(5) Withholdings: Bank will make such withholdings from compensation paid Employee as required by law for income tax, and otherwise as required of Bank as the employer of Employee, and Employee shall be informed promptly of the amount and nature of the same.

(6) Payment of Compensation: Employee shall be paid at the end of each calendar month and shall also be paid a

mid-month draw, with the first such payment to be paid at the first of said dates occurring after the first work day on which Employee renders services hereunder. Employee shall not be paid in advance of the rendition of services hereunder. All payments due hereunder which are not paid on the end of any month shall be prorated on the basis of a 30 day month.

2. Term: This Agreement shall commence as of the Effective Date and shall continue through automatic renewals until terminated as provided below:

a. Automatic Renewals: Subject to being terminated as provided elsewhere herein, this Agreement shall renew automatically each calendar year as of 12:01 A.M. of each January 1 (the "Renewal Date") and ending at 12:00 P.M. the following December 31.

b. Negotiation of Modifications: Either or both parties hereto as notifying party may by not later than October 1 preceding any Renewal Date, notify the other party as the notified party in writing of the desire of the notifying party to modify this Agreement, subject to the following:

(1) The parties shall make a good faith effort to negotiate any such modification, and if agreed upon (and unless the parties establish another effective date), the effective date of the modification shall be as of the Renewal Date.

(2) Failure of the parties to agree upon the proposed modification shall not be a basis for the Bank or the Employee to terminate this Agreement for cause and this Agreement shall remain in full force and effect pursuant to the provisions hereof. Also, arbitration shall not be used to resolve the matter of the parties' failure to so agree, and no litigation or other method involving any third person shall be used for such purpose.

c. Termination:

(1) Termination by Employee: The Employee may terminate this Agreement at any time, with or without cause, upon not less than 90 days advance written notice to the Board. This notice shall be given to the chairman of the Board, or in the absence thereof, any other member or members of the Board as determined by the Employee.

(2) Termination by Bank for Cause: The Bank may terminate this Agreement at any time for cause, that is, at any time the Board determines in its reasonable judgment the Employee has failed in a material way to perform this Agreement or has done one or more of the following:

(a) Violation of any of the "Standards of Conduct" for Bank employees as set forth in the Bank's "Personnel Policy," as now and at any time hereafter in effect, which would reasonably lead to termination of any other Bank employee. Also, as forth therein, the Board may determine the nature of other "impermissible conduct and performance" which may lead to termination of this agreement and such may include violation of any of the policies as set forth in the Bank's "Personnel Policy," conviction of any felony, or conviction of any misdemeanor (which misdemeanor can reasonably bring discredit to the Bank), or being charged with any felony or misdemeanor by public law enforcement authorities after the Board is reasonably certain the charges are true under a standard of the preponderance of the evidence.

(b) Violation of any of the rules, policies or regulations (including but not limited to loan policies) adopted by the Board and pertaining to the conduct of Bank employees or operation of the Bank and which would lead to termination of other Bank employees.

(c) Violation of any one or more laws or regulations pertaining to the Bank which causes financial loss (including but not limited to imposition of any penalties) to Bank, or which discredits the Bank or harms its business reputation.

(d) Personal conduct which discredits the Bank or harms its business reputation.

(e) Material failure in performance of this agreement, including but not limited to the duties of the Employee as provided above.

(f) Failure within a reasonable time to take objective corrective action in regard to any Bank employee's error or omission, or unreasonably to fail to adequately supervise any employee with the result there is MATERIAL financial loss or discredit to the Bank.

(g) Engaging in compensated employment (other than the receipt of honoraria) outside the Bank without prior written approval of the Board.

(h) Causing any unreasonable financial losses to the Bank, taking into consideration the then existing economic conditions of the business community within which the Bank operates.

(i) Intentionally failing to inform the Board, or its duly authorized representative, of any reasonably suspected or actual act or omission which reasonably could cause financial loss or discredit to the Bank.

(j) Being the subject of a recommendation from any Bank examiner or representative of any regulatory agency for discipline or removal as an officer of the Bank.

Instead of termination of this Agreement the Board may in its discretion apply progressive discipline in regard to any above occurrence involving the Employee.

(3) Termination on Merger or Acquisition or by Bank without Cause: The Bank or the Employee may terminate this Agreement upon the effective date of the merger of the Bank with or its acquisition by another bank or financial institution, or the Bank unilaterally may terminate this Agreement at any time without cause.

(4) Termination after Age 65: If not terminated earlier, this Agreement shall terminate on that December 31 after the Employee becomes 65 years of age.

d. Compensation on Termination: Employee shall receive the following compensation upon termination of this Agreement:

(1) Termination by Bank for Cause: Upon termination of this Agreement by Bank for cause as provided in Section 2.c.(2), the Employee shall be paid the following termination compensation from and after the effective date of termination for a period of four months from and after the effective date of the termination, provided such compensation shall not be paid beyond that date of termination after age 65 as referred to in Section 2.c.(4), above:

(a) Base salary with annual adjustments as provided in Sections 1.d.(1)(a) and (b), above, payable as provided in Section 1.d.(6), above; and

(b) Medical/dental/vision health insurance for dependents, and benefits granted other Bank employees, as provided in and subject to Sections 1.d.(4)(c) and (d), above.

(2) Termination by Bank Without Cause: Upon termination of this Agreement by the Bank unilaterally terminating this Agreement without cause as provided in Section 2.c.(3), the Employee shall be paid the following termination compensation from and after the effective date of termination for a period of six months from and after the effective date of the termination, provided such compensation shall not be paid beyond that date of termination after age 65 as referred to in Section 2.c.(4), above:

(a) Base salary with annual adjustments as provided in Sections 1.d.(1)(a) and (b), above, payable as provided in Section 1.d.(6), above; and

(b) Medical/dental/vision health insurance for dependents, and benefits granted other Bank employees, as provided in and subject to Sections 1.d.(4)(c) and (d), above.

(3) Termination on Merger or Acquisition : Upon termination of this Agreement by Bank or by the Employee as provided in Section 2.c.(3), upon merger or acquisition, the Employee shall receive the following termination compensation

from and after the effective date of termination for a period of one year from and after the effective date of the merger or acquisition, provided such compensation shall not be paid beyond that date of termination after age 65 as referred to in Section 2.c.(4), above:

(a) Base salary with annual adjustments as provided in Sections 1.d.(1)(a) and (b), above, payable as provided in Section 1.d.(6), above; and

(b) Medical/dental/vision health insurance for dependents, and benefits granted other Bank employees, as provided in and subject to Sections 1.d.(4)(c) and (d), above.

(c) Deferred compensation as provided in Section 1.d.(3)(b), above, which is an agreement to commit to make payment as set forth therein.

3. Assignment: This is a personal service contract in which Bank is relying upon the abilities of Employee, and Employee may not assign all or any part of the performance due by Employee hereunder to any other person except with advance written consent of Bank. This agreement may be assigned by Bank upon merger or acquisition of the Bank, if this Agreement is not terminated by Bank or Employee as authorized above in such event, and otherwise this agreement is not assignable by Bank.

4. Confidentiality: The following pertains to confidentiality:

a. Copies: Except to furnish the same to bank regulators, no copy of any or all of this Agreement shall be given in whole or part to any third party without the advance written consent of both parties hereto.

b. Disclosure: Subject to Section 4.a., above, none of the contents of this Agreement, nor any of the terms hereof or understandings expressed herein, shall be disclosed in whole or part to any third party without the advance written consent of both parties hereto, provided the Board may disclose the same to any third party involved in a potential merger or acquisition.

c. Business and Trade Secrets: The business and trade secrets of the Bank shall not be revealed by Employee to any third party without the advance written consent of the Board hereto.

5. Noncompetition: The following pertains to noncompetition by Employee with Bank:

a. Attached at Exhibit "B" is a copy of ORS 653.295, the Oregon law pertaining to noncompetition agreements. Employee and Bank agree this Agreement is a "bona fide advancement" of Employee with Bank as the employer since it involves increased compensation, and the noncompetition agreement in Section 7.b., below, is a noncompetition agreement such as that referred to in

ORS 653.295(6)(c) and is being made in the context of an employment relationship or contract and not otherwise.

b. Employee agrees, as Bank's employee, that Employee, either alone or as an employee of another person, shall not compete with Bank in providing banking or financial services similar to the Bank's services within a geographic area composed of any county in Oregon in which the Bank has a branch (but not any branch of the bank with which Bank is merged or by which the Bank is acquired) in operation at the time Employee receives the first payment on termination as referred to in Section 2.d.(1) or (2), above (whichever is applicable), and with such agreement not to so compete to be in effect during all that period of time when Employee is receiving such payments on termination as referred to in Section 2.d.(1) or (2), above (which ever is applicable), and subject to the following:

(1) To be "alone" as aforesaid includes but is not limited to acting as a sole proprietor, partner, stockholder, director, officer, trustee or agent.

(2) To be an "employee of another person" as aforesaid includes but is not limited to being an employee, agent, or independent contractor of any bank or other entity providing banking or financial services.

6. Construction: The parties hereto agree this Agreement is to be construed in such a manner so as to render its provisions enforceable. All agreements or covenants contained herein are severable and to the extent that any particular provision is held to be unenforceable or invalid, this Agreement shall be interpreted as if such invalid provision were not contained herein.

7. No Damages on Termination: Neither party shall be required to pay the other party any damages for loss of compensation, profits or for any other alleged or actual loss arising from the termination of this Agreement as provided herein.

8. Integration Clause: This Agreement constitutes the sole and complete agreement between the parties, superseding any and all verbal and written agreements, communications and understandings, between the parties relating to the subject matter hereof, and no prior verbal or written statements, inducements or representations have been relied upon by either party in executing this Agreement. No modification hereof shall be binding upon either party unless in writing, properly executed. The paragraph headings are inserted herein for convenience of reference purposes only and are not to be considered in the construction of this Agreement.

9. Arbitration Clause: Any controversy, as referred to in Exhibit "C" hereto, shall be resolved only by arbitration held in Josephine County, Oregon, using the procedure in Exhibit "C" hereto, and not by litigation.

10. Notices: Any notice to be given hereunder shall be in writing and either personally delivered or delivered by certified mail, return receipt requested, provided any such mailing to the proper address of the other party with postage prepaid shall be deemed delivered five days after the posting thereof.

11. Addresses: The parties' addresses are as follows, provided either party may change address by giving notice to the other party and each party shall keep the other informed of the current address of such party so long as any performance is due from either party to the other pursuant to this Agreement:

a. Bank: Notice to Bank shall be given as follows:

Home Valley Bank

(For Mail Delivery:

P. O. Box 811
Grants Pass, OR 97526

(For Personal Delivery:

877 NE 7th St.
Grants Pass, Oregon

b. Employee: Notice to Employee shall be given as follows:

921 Tokay Hts
Grants Pass, OR.
(Mailing Address)
Same

(Personal Delivery Address)

12. Governing Law: This Agreement is governed by the laws of the State of Oregon.

13. Representation: This Agreement has been prepared by Philip L. Nelson of Nelson & James, Lawyers, of Grants Pass, Oregon on behalf of Bank, after discussing the same initially with the Employee and thereafter with the Board. The Employee has had the full right and opportunity before signing this Agreement to obtain the advice of any other attorneys of Employee's choice regarding this Agreement and the legal effect hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate originals as of the Effective Date first set forth

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above. Bank is acting by its duly authorized officer and Employee is signing this Agreement as an individual.

Employee:

Robert J. Ward
Executive Vice President/
Cashier

Bank:

Home Valley Bank

By D. Joseph Meyer
Title: Chairman

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment to Employment Agreement (the "Amendment") is made and entered into effective as of the 18th day of November, 1998 by and between Home Valley Bank, an Oregon banking corporation ("Bank") and Robert J. Ward ("Employee").

RECITALS

(1) The Bank and Employee are parties to an Employment Agreement (the "Agreement") of December 16, 1997.

(2) Employee became the Chief Executive Officer of the Bank effective on and as of April 15, 1998.

(3) The Bank is the wholly-owned subsidiary of Home Valley Bancorp ("Bancorp"), an Oregon corporation. Bancorp became the holding company of the Bank effective May 9, 1998.

(4) The parties wish to amend the Agreement as provided below to reflect the occurrences set forth in the foregoing Recitals and to address other matters.

Now, therefore, it is agreed:

1. Title and Duties.

1.1 Title and Duties - Bank. Employee shall serve as and with the title of Chief Executive Officer of the Bank, to perform such services and duties as the Bank may designate from time to time. In addition, as of January 1, 1999 Employee shall become the President of the Bank. Subject to the terms and conditions hereof, Employee shall perform such duties and exercise such authority as are customarily performed and exercised by persons holding such office, subject to the general direction of the Bank. Such services and duties shall be exercised in good faith and in accordance with standards of reasonable business judgment.

1.2 Job Description. Employee's job description as set forth in Exhibit A of the Agreement is hereby null and void. Employee's job description shall be as established from time to time by the Bank, whether orally or in writing.

1.3 Title and Duties - Bancorp. Employee shall serve as and with the title of Secretary of Bancorp, to perform such services and duties as Bancorp may designate from time to time. In addition, effective January 1, 1999 Employee shall cease serving as Secretary of Bancorp and shall become the President and Chief Executive Officer of Bancorp. Subject to the terms and conditions hereof, Employee shall perform such duties and exercise such authority as are customarily performed and exercised by persons holding such offices, subject to the general direction of Bancorp. Such services and duties shall be exercised in good faith and in accordance with standards of reasonable business judgment.

1.4 No Separate Compensation for Bancorp Duties. Until the parties subsequently agree otherwise, Employee shall receive no separate or additional compensation from Bancorp or the Bank for Employee's performance of his duties as an officer of Bancorp.

1.5 Mandatory Retirement Age. Employee shall retire as an employee of the Bank and as an officer of the Bank and of Bancorp on the date on which Employee reaches the age of 69. Section 2(c)(4) of the Agreement is hereby amended to provide as follows:

> "Termination At Age 69. If not terminated earlier, this Agreement shall terminate on the date on which Employee becomes 69 years of age; provided, the parties may by written amendment to the Agreement change such mandatory retirement age, in which case the Agreement shall remain in effect until the date of Employee's actual retirement."

1.6 Recitals. Each and every portion of the Amendment is contractual and not a mere recital, and all recitals shall be deemed incorporated into the Amendment.

1.7 Counterparts. The Amendment may be signed in several counterparts. The signature of one party on any counterpart shall bind such party just as if both parties had signed that counterpart. Each counterpart shall be considered an original. All counterparts of the Amendment shall together constitute one original document.

1.8 Reaffirmation; Conflicts. Except as expressly modified or otherwise provided herein, all terms of the Agreement shall remain in full force and effect. In the event of a conflict between the Agreement and the Amendment, the Amendment shall control.

/s/

____

Robert J. Ward

HOME VALLEY BANK

/s/

By:________________________________

Chairman

DEFERRED COMPENSATION AGREEMENT

This Deferred Compensation Agreement (the "Agreement") is made and entered into this 13th day of April, 1999 by and between Home Valley Bank, an Oregon banking corporation ("Bank") and Robert J. Ward ("Employee").

RECITALS

(1) The Bank is a state-chartered Oregon financial institution with its principal office in Cave Junction, Oregon, and is the wholly-owned subsidiary of Home Valley Bancorp ("Bancorp"), an Oregon corporation and bank holding company.

(2) Employee, age 43, is employed full-time by the Bank as Chief Executive Officer, and also serves as Secretary of Bancorp. Employee has served in other positions at the Bank since 1988, including most recently as Executive Vice President and Cashier. Employee became Chief Executive Officer of the Bank effective on and as of April 15, 1998. Employee's date of birth is May 31, 1955.

(3) The Bank recognizes the contributions that Employee has made to the success and profitability of the Bank and Bancorp, and desires to provide deferred compensation and other consideration to Employee as compensation for his past services and in order to retain Employee, and for the additional covenants set forth in the Agreement.

(4) The Agreement is also entered into in fulfillment of Section 1.(d)(3) of the Employment Agreement of December 16, 1997 (the "Employment Agreement"), as amended, between the Bank and Employee, under which the Bank undertook to provide deferred compensation to Employee under the terms of a deferred compensation agreement.

(5) The parties intend that the Agreement shall be effective on and as of April 13, 1999.

Now, therefore, it is agreed:

1. Purchase of Policy; Status of Plan.

1.1 Policy. The Bank has purchased a Variable Universal Life Insurance Policy, Vari-Exceptional Life, Policy No. V063367700 (the "Policy"), issued by Allmerica Financial Life Insurance and Annuity Company, which shall be utilized by the Bank in determining the deferred compensation benefits to Employee in accordance with the provisions of the Agreement.

1.2 Ownership of Policy. The Bank is and shall be the exclusive owner and beneficiary of the Policy, and has and shall have all right, title and interest in and to the

Policy. Neither the Employee nor Employee's heirs, beneficiaries, creditors, successors, assigns, probate estate or legal representatives shall have any right, title or interest in the Policy or in the values, benefits or proceeds of the Policy. The Policy and all values, benefits and proceeds of the Policy shall be and remain part of the general assets of the Bank, and all sums of any kind payable under the Policy shall be payable to the Bank, not to Employee. Nothing in the Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Bank and Employee, Employee's beneficiaries or any other person. Nothing in the Agreement shall give rise to a duty or obligation on the part of the company issuing the Policy toward Employee or Employee's heirs, beneficiaries, creditors, successors, assigns, probate estate or legal representatives.

1.3 Payments Under Agreement. All payments to be made to Employee under the Agreement shall be made solely from the Bank's general funds and assets. All references in the Agreement to the Policy and to the amounts payable to Employee are made solely for the purpose of determining and measuring the amounts the Bank is obligated to pay to Employee under the Agreement from its own funds and assets. No person claiming the right to payment under the Agreement, including Employee and Employee's heirs, beneficiaries, creditors or assigns, shall have a creditor status greater or other than that of a general unsecured creditor of the Bank. Payments received by or payable to the Bank under the Policy shall not be deemed to be held by or payable to the Bank under a trust for the benefit of Employee or anyone, nor shall such payments be deemed to be security for the performance of the Bank's obligations under the Agreement.

1.4 Status of Plan; ERISA. It is the understanding and intent of the parties that the Agreement, in form, substance and operation, shall constitute and be interpreted as an "unfunded" deferred compensation plan (the "Plan") within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Bank shall be the Named Fiduciary under ERISA, and the Agreement shall constitute the written plan instrument. The Bank shall also serve as the Plan Administrator of the Plan. The procedure for filing claims under the Plan is set forth in Section 6 of the Agreement.

1.5 Sub-Accounts. The allocation of funds among sub-accounts in accordance with the terms of the Policy shall be made in the sole discretion of the Bank.

1.6 Disposition of Policy. The Bank may cancel, replace or otherwise dispose of the Policy at any time during the term of the Agreement; provided, that such disposition shall not relieve the Bank of its obligations to Employee under the Agreement. If at any time during the term of the Agreement the Policy is not in effect for any reason, Employee's benefits under the Agreement shall be determined using appropriate and reasonable methods, calculations and assumptions, such that Employee shall receive benefits in an amount no less than what he would have received had the Policy remained in effect.

2. **Entitlement to Benefits; Vesting.**

2.1 Entitlement to Benefits. Employee shall be entitled to the payment of benefits as provided under the Agreement upon the earlier of: (i) the date of Employee's termination of his employment with the Bank for any reason prior to Employee's retirement; and (ii) the date of Employee's actual retirement. As used herein, "retirement" shall mean Employee's retirement as a full-time paid employee of the Bank and any affiliate of the Bank, including Bancorp, at whatever mandatory retirement age has been agreed to between the parties under any present or subsequent employment agreement between them.

2.2 Part-Time Employment After Retirement. Employee may work as a part-time paid employee of the Bank or any affiliate of the Bank, including Bancorp, after Employee's retirement date. Such part-time employment shall not affect Employee's entitlement to Employee's full post-retirement benefits as provided under the Agreement.

2.3 Part-Time Employment After Termination. Nothing in the Agreement shall preclude the Bank or any affiliate of the Bank, including Bancorp, from retaining Employee as a consultant, or employing Employee on a part-time or any other basis, on a date subsequent to the date of Employee's termination of his employment with the Bank. Such post-termination employment shall not affect Employee's entitlement to Employee's full post-termination benefits as provided under the Agreement.

2.4 Vesting. Employee's right to benefits and payments under the Agreement shall become 100% vested on the date of the Agreement, April 13, 1999, (the "Vesting Date"), provided that on the Vesting Date Employee is a full-time employee of the Bank. No vesting with respect to any benefits or payments under the Agreement shall occur prior to the Vesting Date.

3. **Calculation and Payment of Benefits.**

3.1 Benefits on Retirement. Following Employee's retirement, Employee shall be paid benefits under the Agreement for a period of ten (10) years from the date of retirement (the "Benefit Period"). Benefits shall be calculated yearly and payable monthly, as follows.

3.1.1 Calculation of Yearly Benefit. Beginning with the first day of the month following Employee's retirement date (the "Retirement Anniversary Date"), and for each succeeding Retirement Anniversary Date during the Benefit Period, the Bank shall determine Employee's yearly benefit by dividing a sum equal to the cash surrender value of the Policy on the immediately preceding Retirement Anniversary Date by ten (10). As an example only, if the cash surrender value of the Policy on the first Retirement Anniversary Date is $250,000, Employee's yearly benefit for the first year of the Benefit Period shall be $25,000, and if the cash surrender value of the Policy on the third

Retirement Anniversary Date is $275,000, Employee's yearly benefit for the third year of the Benefit Period shall be $27,500.

3.1.2 Monthly Payment of Benefit. Employee's yearly benefit during each year of the Benefit Period shall be payable in twelve (12) equal monthly installments. The first installment of each yearly benefit shall be paid on the fifth (5th) day of the month following each Retirement Anniversary Date, and subsequent installments shall be paid on the fifth (5th) day of each month thereafter. As an example only, if the cash surrender value of the Policy on the first Retirement Anniversary Date is $250,000, Employee's yearly benefit for the first year of the Benefit Period shall be $25,000, and Employee shall be paid twelve (12) equal monthly installments of $2,083.33 during such year.

3.1.3 Final Payment. At the expiration of the Benefit Period, Employee shall be entitled to an additional lump sum payment equal to (i) the dollar amount of the cash surrender value of the Policy, determined as of the date of payment, minus (ii) a dollar amount equal to the sum of (a) all premiums paid by the Bank to purchase the Policy and maintain the Policy in effect, and (b) all benefit payments made to Employee under the Agreement prior to the expiration of the Benefit Period. The Bank shall retain the option, in its sole discretion, of discharging its obligation under this Section by (i) paying the payment described above to Employee within thirty (30) days of the expiration of the Benefit Period, or (ii) paying the payment described above to Employee in five (5) equal yearly installments, with the first payment to be made within thirty (30) days of the date of expiration of the Benefit Period.

3.1.4 Death of Employee Prior to Expiration of Benefit Period. If Employee dies after retirement but prior to the expiration of the Benefit Period, Employee's beneficiary shall receive a payment equal to (i) the dollar amount of the death benefit payable to the Bank under the Policy as determined under the terms of the Policy, minus (ii) a dollar amount equal to the sum of (a) all premiums paid by the Bank to purchase the Policy and maintain the Policy in effect, and (b) all benefit payments made to Employee under the Agreement during the Benefit Period prior to the date of Employee's death. The Bank pay the payment described above to Employee's beneficiary in five (5) equal yearly installments, with the first payment to be made within thirty (30) days of the date of Employee's death. No interest shall accrue or be paid on such installments.

3.1.5 Right to Pay Cash Surrender Value or Transfer Policy. The Bank shall at all times retain the right and option, in its sole discretion, to: (i) pay to Employee or his beneficiaries a sum equivalent of the cash surrender value of the Policy as of the date the Bank elects to exercise this alternative (i); or (ii) to transfer the Policy to Employee or his beneficiaries if the Policy is transferable. Such payment or transfer may be made at the commencement of the Benefit Period or at any time thereafter. Such payment or transfer shall discharge and satisfy in full all of the Bank's obligations under the Agreement. If the Bank elects alternative (i) above, it shall make the payment in five (5) equal yearly installments, with the first payment to be made within thirty (30) days of the date the Bank makes such election. The Bank shall deduct from each such yearly installment payment a dollar amount equal to one-fifth of the sum of all premiums paid by the Bank to purchase the Policy and maintain the Policy in effect, determined as of the date of the first payment. No interest shall accrue or be paid on such installments.

3.2 Death of Employee Prior to Retirement. After the Vesting Date, if Employee dies while in the employ of the Bank and prior to Employee's retirement, Employee's beneficiary shall receive a benefit equivalent to the death benefit payable to the Bank under the Policy as determined under the terms of the Policy. The Bank shall retain the option, in its sole discretion, of discharging its obligation under this Section by (i) paying the equivalent of the death benefit to Employee's beneficiary in five (5) equal yearly installments, or (ii) transferring the Policy to Employee's beneficiary if the Policy is transferable. The payment or transfer shall occur within thirty (30) days of the date of Employee's death. If the Bank elects to pay in installments, then (i) the first installment shall be paid within thirty (30) days of the date of Employee's death, and (ii) no interest shall accrue or be paid on the installments. The Bank's performance under this Section shall discharge and satisfy in full all of the Bank's obligations under the Agreement.

3.3 Termination of Employment Prior to Retirement. After the Vesting Date, if Employee terminates his employment with the Bank prior to retirement, either with or without cause, or if the Bank terminates Employee's employment with the Bank prior to retirement, either with or without cause, Employee shall receive a benefit equivalent to the cash surrender value of the Policy, determined as of the date of Employee's termination. The Bank shall retain the option, in its sole discretion, of discharging its obligation under this Section by (i) paying the equivalent of the cash surrender value of the Policy to Employee in five (5) equal yearly installments, or (ii) transferring the Policy to Employee if the Policy is transferable. The payment or transfer shall occur within thirty (30) days of the date of Employee's termination. If the Bank elects to pay in installments, then (i) the first installment shall be paid within thirty (30) days of the date of Employee's termination, and (ii) no interest shall accrue or be paid on the installments. The Bank's performance under this Section shall discharge and satisfy in full all of the Bank's obligations under the Agreement.

3.4 Certain Deductions from Payments. The Bank shall deduct from each yearly installment payment the Bank elects to make under Sections 3.2 or 3.3 a dollar amount equal to one-fifth of the sum of all premiums paid by the Bank to purchase the Policy and maintain the Policy in effect, determined as of the date of the first payment.

4. Covenants of Employee.

4.1 Cooperation. At all times before and after Employee's retirement date, Employee shall fully cooperate with the Bank, Bancorp and any of their affiliates in the defense or prosecution of any litigation arising from or relating to matters about which Employee has knowledge based on his employment or other work, paid or unpaid, for the Bank, Bancorp or any of their affiliates.

4.2 Confidentiality. At all times before and after Employee's retirement date, Employee shall keep all confidential and proprietary information gained from his present or past employment by the Bank, Bancorp and any of their affiliates, including paid or unpaid work, in strictest confidence, and will not disclose or otherwise disseminate such information to anyone, other than to Board members or employees of the Bank, Bancorp or any of their affiliates, except as may be required by law, regulation or subpoena.

5. Change of Control.

5.1 Effect of Change of Control. Employee's rights under the Agreement shall survive any change of control of the Bank, Bancorp or any of their affiliates.

5.2 Definition. As used in this Section, "control" shall mean the acquisition of twenty-five percent (25%) or more of the voting securities of the Bank, Bancorp or any of their affiliates by any person, or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or to such acquisition of a percentage between ten percent (10%) and twenty-five percent (25%) if the Board or the Comptroller of the Currency, the FDIC, or the Federal Reserve Bank have made a determination that such acquisition constitutes or will constitute control of Bancorp. The term "person" refers to an individual, corporation, bank, bank holding company, or other entity, but excludes any employee stock ownership plan established for the benefit of employees of Bancorp or any of its subsidiaries.

5.3 Restriction. The terms "control" and "change of control" as used in this Section 5 shall apply exclusively to the Agreement. Section 5 and the terms used therein shall not apply to or be used to interpret the meaning of "control" and "change of control" as used in any other agreement between Employee and the Bank or any of its affiliates.

6. Claims Procedure; Review.

6.1 Filing Claim - Procedure. A claim for benefits under the Plan shall be made in writing and delivered to the Bank as Plan Administrator. Within a reasonable time after receipt of the claim, the Plan Administrator shall provide a written notice of decision to the claimant. If a claim is wholly or partially denied, the following shall apply:

6.1.1 The written notice shall be provided to each claimant, shall state in plain language the specific reason or reasons for the denial, shall make specific reference to the pertinent provisions of the Plan on which the denial is based, and shall describe any additional material or information necessary to perfect the claim and an explanation of why such information is necessary.

6.1.2 The written notice shall also contain an explanation of the review procedure established under the Plan.

6.2 Review Procedure. The review procedure set forth in this Section is for the purpose of allowing a claimant under the Plan to have a reasonable opportunity to appeal a denial of a claim and to receive a full and fair review.

6.2.1 Within sixty (60) days of the denial, in whole or in part, of a claim for benefits under the Plan, the claimant may file a written request with the Bank as Named Fiduciary under the Plan for a review of the denial. The request may contain issues and comments, and may include any other materials or information that may be pertinent to the review. The claimant may also request and review any pertinent Plan documents.

6.2.2 Within sixty (60) days of the receipt of a written request for review, the Named Fiduciary shall make a decision on the request. The Named Fiduciary may in its discretion (i) extend the time for decision to no more than one hundred and twenty (120) days of the receipt of a written request for review, (ii) hold a hearing on the denied claim, and (iii) request additional information from the claimant.

6.2.3 The decision of the Named Fiduciary on the request for review shall be provided to each claimant, shall state in plain language the specific reason or reasons for the decision, and shall make specific reference to the pertinent provisions of the Plan on which the decision is based.

7. Additional Provisions.

7.1 Recitals; Law; Amendment. Each and every portion of the Agreement is contractual and not a mere recital, and all recitals shall be deemed incorporated into the Agreement and made a part thereof. The Agreement shall be governed by and interpreted according to Oregon law and any applicable federal law. The Agreement may not be amended except by a subsequent written agreement signed by all parties hereto.

7.2 Prior Agreements. The Agreement contains the entire understanding and agreement of the parties with respect to the parties' relationship, and all prior negotiations, discussions or understandings, oral or written, are hereby integrated herein. No prior negotiations, discussions or agreements not contained herein or in such documents shall be binding or enforceable against the parties.

7.3 Effective Date; Other Agreements; Conflicts. The Agreement shall be effective and binding upon the parties as of and from and after the date first written above until its expiration or termination as provided herein. Employee's rights under the Agreement are in addition to Employee's rights under the Employment Agreement, any amendments thereto, and any successor agreements. In the event of a conflict between the terms of the Agreement and the terms of the Employment Agreement, neither agreement shall be accorded automatic priority, and the conflict shall be resolved in the manner which best implements the intentions of the parties.

7.4 Counterparts. The Agreement may be signed in several counterparts. The signature of one party on any counterpart shall bind such party just as if all parties had signed that counterpart. Each counterpart shall be considered an original. All counterparts of the Agreement shall together constitute one original document.

7.5 Scope of Agreement. This Agreement shall not be deemed to constitute a contract of employment between the parties, and no provision herein shall restrict the Bank's right to terminate Employee's employment or restrict Employee's right to terminate his employment by the Bank. The benefits payable to Employee under the Agreement shall be independent of and in addition to any other agreement relating to Employee's employment by the Bank or any affiliate of the Bank.

7.6 Bank's Successors and Assigns. All rights and duties of the Bank under the Agreement shall be binding on and inure to the benefit of the Bank's successors and assigns, including without limitation any person or entity which acquires a controlling interest in the Bank and any person or entity which acquires all or substantially all of the Bank's assets. The Bank and any such successor or assign shall be and remain jointly and severally liable to Employee under the Agreement.

7.7 Employee's Rights Non-Assignable. Employee's rights and interests in or under the Agreement may not be assigned or transferred other than by a will, by the laws of descent and distribution, or as otherwise provided in the Agreement. Any purported transfer or assignment in violation of this Section shall be void.

7.8 Enforcement by Beneficiary. The Agreement, including the payment rights provided in the Agreement, shall inure to the benefit of and be enforceable by Employee's beneficiary, estate or legal representative. As used in the Agreement, "beneficiary" shall mean any person or entity, including a trust, which has been designated by Employee as Employee's beneficiary in writing. Such designation shall be made on a form of Nomination of Beneficiary in substantially the form attached hereto as Exhibit 1, the original of which shall by delivered to and acknowledged by the Bank. Employee may revoke or change a designation of beneficiary at any time and at Employee's sole discretion, and may name more than one beneficiary. On the date of Employee's death, Employee's beneficiary under the Agreement shall be the beneficiary named on the most current form of Nomination of Beneficiary on file with the Bank. If no Nomination of Beneficiary form is on file with the Bank on the date of Employee's death, Employee's estate shall be Employee's beneficiary under the Agreement.

7.9 Waiver. Any waiver by any party hereto of any provision of the Agreement, or of any breach thereof, shall not constitute a waiver of any other provision or of any other breach. If any provision, paragraph or subparagraph herein shall be deemed invalid, illegal or unenforceable in any respect, the validity and enforceability of the remaining provisions, paragraphs and subparagraphs shall not be affected.

7.10 Arbitration. Any dispute, controversy, claim or difference concerning or arising from the Agreement or the rights or performance of either party under the Agreement, including disputes about the interpretation or construction of the Agreement, shall be settled through binding arbitration in the State of Oregon and in accordance with the arbitration provisions and procedures set forth in the Employment Agreement. A judgment upon the award rendered in such arbitration may be entered in any court of competent jurisdiction.

7.11 Consultation with Counsel. Employee acknowledges that the Agreement was prepared by counsel to the Bank. Employee has been advised by, or has had an opportunity to be advised by, separate counsel retained by Employee prior to entering into the Agreement.

7.12 Adoption of Plan; Filing. Within one hundred and twenty (120) days of the Bank's adoption of the Plan, the Plan Administrator shall file a notice and disclosure under ERISA in the form attached hereto as Exhibit 2. The adoption date of the Plan shall be the date of the Agreement, April 13, 1999.

7.13 Captions. All captions, titles and headings in the Agreement are for convenience only, and shall not be construed to limit any term of the Agreement.

/s/

____

Robert J. Ward

HOME VALLEY BANK

/s/

By:______________________________________

Chairman

RETIREMENT BENEFITS AGREEMENT

This Retirement Benefits Agreement (the "Agreement") is made and entered into this 7th day of October, 1998 by and between Home Valley Bank, an Oregon stock bank ("Bank") and Denver E. Huff ("Huff").

RECITALS

(1) The Bank is a state-chartered Oregon financial institution with its principal office in Cave Junction, Oregon, and is the wholly-owned subsidiary of Home Valley Bancorp ("Bancorp"), an Oregon corporation and bank holding company.

(2) Huff is the President of the Bank, a position he has held for 15 years. Huff intends to retire from full-time employment at the Bank effective December 31, 1998. Huff's date of birth is May 5, 1938.

(3) The Bank recognizes the contributions that Huff has made to the success and profitability of the Bank and Bancorp, and desires to provide certain post-retirement benefits to Huff as compensation for his past services.

Now, therefore, it is agreed:

1. Benefit Terms.

1.1 Post-Retirement Benefits. For the period beginning January 1, 1999 through a date no later than the last day of the month in which Huff reaches the age of 65, the Bank shall provide to Huff at the Bank's expense the same package of employee benefits, if any, including medical, dental and vision coverage, that the Bank provides in the ordinary course of its business to its full-time executive officers. As of the date of the Agreement, the Bank's employee benefits package is provided through the Oregon Bankers Association Welfare Benefit Trust.

1.2 Benefit Changes. Nothing herein shall preclude the Bank at its sole discretion from reducing, eliminating, raising deduction limits, raising or requiring co-payments, or otherwise changing, in any way, any employee benefit that the Bank presently offers to its executive officers and to Huff under the Agreement. Any change in the Bank's employee benefit package, or any part of it, made by Bank at any time during the term of the Agreement shall immediately apply to the benefits extended to Huff hereunder.

1.3 Termination of Benefits. On the date which is the earlier of (i) the date of Huff's death, or (ii) the last day of the month in which Huff reaches the age of 65, the Agreement shall be and become null, void and of no further force and effect, and from and after that date Huff shall not receive, and shall have no right to receive, benefits of any kind or description under the Agreement.

1.4 No Cash Compensation. Nothing in the Agreement entitles Huff to any cash compensation or any form of benefit or compensation other than as expressly provided above.

1.5 No COBRA Benefits. The benefits provided to Huff under the Agreement are in lieu of the COBRA benefits to which Huff would otherwise be entitled.

2. Covenants of Huff.

2.1 Cooperation. As further consideration for the Agreement, at all times during and after the term of the Agreement Huff shall fully cooperate with the Bank, Bancorp and any of their affiliates in the defense or prosecution of any litigation arising from or relating to matters about which Huff has knowledge based on his employment or other work, paid or unpaid, for the Bank, Bancorp or any of their affiliates.

2.2 Confidentiality. As further consideration for the Agreement, at all times during and after the term of the Agreement Huff shall keep all confidential and proprietary information gained from his employment by the Bank, Bancorp and any of their affiliates, including paid or unpaid work, in strictest confidence, and will not disclose or otherwise disseminate such information to anyone, other than to Board members or employees of the Bank, Bancorp or any of their affiliates, except as may be required by law, regulation or subpoena.

3. Change of Control.

3.1 Effect of Change of Control. Huff's rights under the Agreement shall survive any change of control of the Bank, Bancorp or any of their affiliates.

3.2 Definition. As used in this Section, "control" shall mean the acquisition of twenty-five percent (25%) or more of the voting securities of the Bank, Bancorp or any of their affiliates by any person, or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or to such acquisition of a percentage between ten percent (10%) and twenty-five percent (25%) if the Board or the Comptroller of the Currency, the FDIC, or the Federal Reserve Bank have made a determination that such acquisition constitutes or will constitute control of Bancorp. The term "person" refers to an individual, corporation, bank, bank holding company, or other entity, but excludes any employee stock ownership plan established for the benefit of employees of Bancorp or any of its subsidiaries.

4. Additional Provisions.

4.1 Recitals; Law; Amendment. Each and every portion of the Agreement is contractual and not a mere recital, and all recitals shall be deemed incorporated into the Agreement and made a part thereof. The Agreement shall be governed by and interpreted according to Oregon law and any applicable federal law. The Agreement may not be amended except by a subsequent written agreement signed by all parties hereto.

4.2 Prior Agreements. The Agreement contains the entire understanding and agreement of the parties with respect to the parties' relationship, and all prior negotiations, discussions or understandings, oral or written, are hereby integrated herein. No prior negotiations, discussions or agreements not contained herein or in such documents shall be binding or enforceable against the parties.

4.3 Counterparts. The Agreement may be signed in several counterparts. The signature of one party on any counterpart shall bind such party just as if all parties had signed that counterpart. Each counterpart shall be considered an original. All counterparts of the Agreement shall together constitute one original document.

4.4 Scope of Agreement. This Agreement shall not be deemed to constitute a contract of employment between the parties or to give rise to an employment relationship or agreement, of any kind, between the Bank and Huff.

4.5 Bank's Successors and Assigns. The obligations of the Bank under the Agreement shall be binding on the Bank's successors and assigns, including without limitation any person or entity which acquires a controlling interest in the Bank and any person or entity which acquires all or substantially all of the Bank's assets. The Bank and any such successor or assign shall be and remain jointly and severally liable to Huff under the Agreement.

4.6 Rights Non-Assignable. Huff's rights and interests in or under the Agreement may not be assigned or transferred. Any purported transfer or assignment in violation of this Section shall be void.

4.7 Waiver. Any waiver by any party hereto of any provision of the Agreement, or of any breach thereof, shall not constitute a waiver of any other provision or of any other breach. If any provision, paragraph or subparagraph herein shall be deemed invalid, illegal or unenforceable in any respect, the validity and enforceability of the remaining provisions, paragraphs and subparagraphs shall not be affected.

4.8 Arbitration. Any dispute, controversy, claim or difference concerning or arising from the Agreement or the rights or performance of either party under the Agreement, including disputes about the interpretation or construction of the Agreement, shall be settled through binding arbitration in the State of Oregon and in accordance with the arbitration provisions and procedures set forth in the Employment Agreement. A judgment upon the award rendered in such arbitration may be entered in any court of competent jurisdiction.

4.9 Consultation with Counsel. Huff acknowledges that the Agreement was prepared by counsel to the Bank. Huff has been advised by, or has had an opportunity to be advised by, separate counsel retained by Huff prior to entering into the Agreement.

/s/

____
Denver E. Huff

HOME VALLEY BANK

/s/

By:______________________________
Chairman

CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement"), which shall become effective on and as of January 1, 1999, is made by and between Home Valley Bank, an Oregon stock bank (the "Bank") and Denver E. Huff ("Consultant").

RECITALS

(1) The Bank is a state-chartered Oregon financial institution with its principal office in Cave Junction, Oregon, and is the wholly-owned subsidiary of Home Valley Bancorp ("Bancorp"), an Oregon corporation and bank holding company.

(2) Consultant is the former President and Chief Executive Officer of the Bank, and possesses expertise in all aspects of commercial bank management and operations.

(3) The Bank desires to retain Consultant to perform independent consulting services relating to the operations and management of the Bank on the terms and conditions set forth herein.

Now, therefore, it is agreed:

1. Relationship and Duties.

1.1 Services. Consultant shall perform consulting services for the Bank at the Bank's request as an independent contractor. Such services shall include, without limitation, advising the Bank on all aspects of bank management, product development, operations, strategic planning and other matters within Consultant's areas of expertise, developing and implementing special projects for the Bank, and assisting in staff training. All such services shall be performed diligently and in good faith and in accordance with standards of reasonable business practice and judgment to the best of Consultant's abilities. Consultant shall have exclusive control of the performance, means, methods and conduct of the work performed by Consultant for the Bank.

1.2 Independent Contractor. Consultant shall at all times be an independent contractor, not an employee, of the Bank. Subject to certain non-competition provisions in Section 4 of the Agreement, Consultant may at any time offer consulting services to other individuals, corporations, partnerships, governmental authorities or other entities, as long as such other work does not materially interfere with Consultant's time commitment obligation or Consultant's other obligations to the Bank under the Agreement. The Bank may engage other consultants to perform work for the Bank similar to Consultant's work. Consultant shall maintain and report Consultant's business and work for the Bank as an independent contractor business to all regulatory and tax authorities and to all other third parties, and shall be responsible for all federal, state and local self-employment, business license and other taxes and fees applicable to payments made to Consultant by the Bank and to Consultant's independent contractor status. Consultant shall not be entitled to or eligible for workers compensation, health, liability or other insurance coverage under any insurance policies of the Bank or any benefits under such policies. Except for separate, enforceable obligations arising under pre-existing contracts between the parties, Consultant is not entitled to or eligible for any retirement, unemployment or other employee benefits of any kind from the Bank, and shall make no claims or demands for such coverage or benefits.

1.3 Notice of Need for Services; Work Site. The Bank shall use its best efforts to give reasonable notice to Consultant of any specific consulting assignments or need for his services, taking into account that Consultant will have other commitments. The Bank may in its discretion from time to time make available to Consultant an office or other work site on or off the premises of any of the Bank's offices or branches, but Consultant shall have no obligation to perform his work at such office or work site or at any particular location except as may be required by the nature of the assignment.

2. Term of Service and Consulting Retainer.

2.1 Consulting Hours. In the calendar year 1999 Consultant shall provide no less than 500 hours of consulting services to the Bank. In the calendar year 2000 Consultant shall provide no less than 300 hours of consulting services to the Bank. In the calendar years 2001, 2002 and 2003 Consultant shall provide no less than 200 hours of consulting services to the Bank. Any consulting hours not utilized by the Bank in any calendar year shall not be carried over to the following year.

2.2 Retainer. Consultant shall be paid a yearly retainer of $39,000 in calendar year 1999, $23,000 in calendar year 2000, and $15,000 in each of the calendar years 2001, 2002 and 2003, subject to applicable withholding taxes. The yearly retainer shall be paid in four equal quarterly installments on or within 10 days of the first day of each calendar year quarter. Consultant shall also be paid, on the same quarterly basis, a sum equivalent to the Bank's share of the federal FICA taxes paid on the retainer.

2.3 Renewals. The Agreement may be renewed on a yearly basis for successive one-year terms after 2003. The parties shall reach mutual agreement concerning such renewals on or before a date which is no less than six months prior to the date of expiration of Consultant's term of service under the Agreement, including any renewals thereof.

2.4 Service on Board of Directors. If during the term of the Agreement Consultant serves on the Board of Directors of the Bank or of Bancorp, such service shall not be deemed included within the hours of consulting services provided for hereunder.

3. Termination; Damages for Breach.

3.1 Termination on Death or Disability. The Agreement shall terminate automatically prior to the expiration of the initial or renewed term of service if Consultant is unable to deliver consulting services to the Bank by reason of Consultant's death or disability.

3.2 Termination on Breach; Damages. The Agreement shall terminate automatically prior to the expiration of the initial or renewed term of service if Consultant without cause refuses the Bank's reasonable request for the delivery of services under the Agreement. In addition, the Bank shall be entitled to damages for such breach in a sum equal to the number of unused consulting hours for the calendar year of the date of breach, times $75.00 per hour. The parties agree that the Bank's actual money damages upon Consultant's breach will be difficult to compute, and further agree that the liquidated damages formula provided herein reasonably represents the Bank's actual money damages.

4. Additional Covenants.

4.1 Cooperation. Consultant shall fully cooperate in the defense or prosecution of any litigation, arbitration or other dispute or controversy arising from or relating to matters about which Consultant has knowledge based on his prior employment by the Bank or his work under the Agreement for the Bank or Bancorp and any of their affiliates. Consultant shall receive no additional compensation in connection with his performance under this Section 4.1.

4.2 Confidentiality. Consultant shall at all times keep all confidential and proprietary information gained from his prior employment by the Bank, and from his work as a Consultant, in strictest confidence, and shall not disclose or otherwise disseminate such information to anyone, other than to the Bank, Bancorp or their affiliates, except as may be required by law, regulation or subpoena. In addition, Consultant shall not take or use for any purpose confidential or proprietary information of the Bank, Bancorp or any of their affiliates, including without limitation customer or potential customer lists and trade secrets.

4.3 Competition. Consultant will not, without the prior written consent of the Bank, work as a consultant or as an employee for another financial institution if such work is to be done, in whole or in part, in or from an office or other work site in Josephine or Jackson Counties, Oregon and if the Bank reasonably determines that such work would constitute a direct competitive threat to the Bank or Bancorp.

4.4 Bank Employees. Consultant will not, without the prior written consent of the Bank, hire for any financial institution or other employer (including himself) any employee of the Bank, Bancorp or any of their affiliates, or directly or indirectly cause such an employee to leave his or her employment to work for another employer, if such employee is to work in or from an office or other work site in Josephine or Jackson Counties, Oregon.

5. Miscellaneous.

5.1 Recitals; Law; Amendment. Each and every portion of the Agreement is contractual and not a mere recital, and all recitals shall be deemed incorporated into the Agreement. The Agreement shall be governed by and interpreted according to Oregon law and any applicable federal law. The Agreement may not be amended except by a subsequent written agreement signed by all parties hereto.

5.2 Integration Clause. The Agreement contains the entire understanding and agreement of the parties with respect to the parties' relationship, and all prior negotiations, discussions or understandings, oral or written, are hereby integrated herein. No prior negotiations, discussions or agreements not contained herein or in such documents shall be binding or enforceable against the parties.

5.3 Counterparts. The Agreement may be signed in several counterparts. The signature of one party on any counterpart shall bind such party just as if all parties had signed that counterpart. Each counterpart shall be considered an original. All counterparts of the Agreement shall together constitute one original document.

5.4 Successors and Assigns. All rights and duties of the Bank under the Agreement shall be binding on and inure to the benefit of the Bank's successors and assigns, including any person or entity which acquires a controlling interest in Bank and any person or entity which acquires all or substantially all of the Bank's assets. The Bank and any such successor or assign shall be and remain jointly and severally liable to Consultant under the Agreement. Consultant may not assign, transfer or delegate Consultant's rights, interests or obligations in or under the Agreement. The Agreement shall inure to the benefit of and be enforceable by Consultant's estate or legal representative.

5.5 Change of Control. The Agreement shall survive a change of control of the Bank or of Bancorp. As used in this Section, "control" shall mean the acquisition during the term of the Agreement of twenty-five percent (25%) or more of the voting securities of the Bank or of Bancorp by any person, or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or to such acquisition of a percentage between ten percent (10%) and twenty-five percent (25%) if the Board or the Comptroller of the Currency, the FDIC, or the Federal Reserve Bank have made a determination that such acquisition constitutes or will constitute control of the Bank or of Bancorp. The term "person" refers to an individual, corporation, bank, bank holding company, or other entity, but excludes any Employee Stock Ownership Plan established for the benefit of employees of the Bank or of Bancorp.

5.6 Waiver. Any waiver by any party hereto of any provision of the Agreement, or of any breach thereof, shall not constitute a waiver of any other provision or of any other breach. If any provision, paragraph or subparagraph herein shall be deemed invalid, illegal or unenforceable in any respect, the validity and enforceability of the remaining provisions, paragraphs and subparagraphs shall not be affected.

5.7 Arbitration. Any dispute, controversy, claim or difference concerning or arising from the Agreement or the rights or performance of either party under the Agreement, including disputes about the interpretation or construction of the Agreement, shall be settled through binding arbitration in the State of Oregon and in accordance with the rules of the American Arbitration Association. A judgment upon the award rendered in such arbitration may be entered in any court of competent jurisdiction.

5.8 Definition. As used herein, "Consultant" shall include Consultant's employees, if any.

/s/

____
Consultant

HOME VALLEY BANK

/s/

By:______________________________
Chairman

EX. 10

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant
PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

The consolidated balance sheet as of December 31, 2001 and 2000, and the consolidated statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 2001, incorporated by reference in this Offering Circular, have been included herein in reliance on the report of David O. Christensen, independent public accountant, given on the authority of that firm.

With respect to the unaudited interim financial information for the periods ended March 31, 2002, incorporated by reference in this Offering Circular, the independent public accountant has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the company's quarterly report for the quarter ended March 31, 2002, and incorporated by reference herein, states that he did not audit and they do not express an opinion on that interim financial information.

Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedure applied. The accountant is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information, because that report is not a "report" or a "part" of the Offering Circular statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

I consent to the incorporation by reference of the Home Valley Bancorp and Subsidiaries financial statements and related notes to the financial statements, for the years ending December 31, 2001 and 2000, and the quarter ended March 31, 2002 with the related reports into the Offering Circular.

David Christensen

David Christensen CPA
July 19, 2002

PCPS

EX. 11

BENNETT H. GOLDSTEIN
Attorney at Law

2548 SW St. Helens Court
Portland, Oregon 97201

Telephone (503) 294-0940
Telecopy (503) 294-7918

July 19, 2002

Home Valley Bancorp
110 SW 4th Street
Grants Pass, Oregon 97528

Re: Home Valley Bancorp - Form A-1 Filing

To Home Valley Bancorp:

I have served as counsel to Home Valley Bancorp (the "Company") in connection with the Regulation A Offering Statement of the Company on Form A-1 (the "Offering Statement") under the Securities Act of 1933, as amended, for the exemption from registration of 160,000 shares of common stock, no par value, of the Company (the "Shares").

In connection with the Offering Statement, I advise you that, in my opinion, when the Shares have been issued and sold in accordance with the Offering Statement and the Company's Offering Circular, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion letter as an Exhibit to the Offering Statement.

Very truly yours,

Bennett H. Goldstein

BHG:jlk